SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                      May                    2007
                         ------------------------------     --------
Commission File Number             000-51034
                         ------------------------------

                           ACE Aviation Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

      5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                       Form 40-F         X
                   ---------------------          ---------------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                             No             X
            ------------------------       ------------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________


================================================================================

                                 DOCUMENT INDEX

Documents

1.       Quarter 1 2007 Interim Unaudited Consolidated Financial Statements and
         Notes.

2. Quarter 1 2007 Management's Discussion and Analysis of Results of Operations and Financial Condition.

3.       Form 52-109F2 Certification of Interim Filings - CEO.

4.       Form 52-109F2 Certification of Interim Filings - CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No. 333-122635) and on October 26, 2005 (File No. 333-129248).

                                                                     Document 1

[ACE AVIATION LOGO OMITTED]





                                 Quarter 1 2007

                                Interim Unaudited
                       Consolidated Financial Statements
                                   and Notes






                [ACE AVIATION'S AND SUBSIDIARIES' LOGOS OMITTED]







                                                                   May 10, 2006


ACE AVIATION
                                                        Consolidated Financial Statements
                                                                           Quarter 1 2007



                      Consolidated Statement of Operations

--------------------------------------------------------------------------------------------
                                                                   Three Months Ended
Unaudited                                                     March 31            March 31
(Canadian dollars in millions except per share figures)         2007*                 2006
--------------------------------------------------------------------------------------------
Operating revenues
  Passenger                                                   $  2,152         $  2,021
  Cargo                                                            140              151
  Other                                                            333              312
--------------------------------------------------------------------------------------------
                                                                 2,625            2,484
--------------------------------------------------------------------------------------------
Operating expenses
  Wages, salaries and benefits                                     698              642
  Aircraft fuel                                                    585              569
  Aircraft rent                                                    104              113
  Airport and navigation fees                                      243              230
  Aircraft maintenance, materials and supplies                     136              129
  Communications and information technology                         76               78
  Food, beverages and supplies                                      83               80
  Depreciation, amortization and obsolescence                      146              134
  Commissions                                                       59               68
  Special charge for labour restructuring               note 5       9               33
  Other                                                            515              470
--------------------------------------------------------------------------------------------
                                                                 2,654            2,546
--------------------------------------------------------------------------------------------
Operating loss                                                     (29)             (62)

Non-operating income (expense)
  Interest income                                                   33               22
  Interest expense                                                (123)             (88)
  Interest capitalized                                              36                9
  Aeroplan equity investment income                     note 2       3                -
  Dilution gain - Jazz                                               -              220
  Gain on sale of assets                                note 10      7                3
  Gain on financial instruments recorded at fair value  note 6      34                -
  Other                                                              -                3
--------------------------------------------------------------------------------------------
                                                                   (10)             169
--------------------------------------------------------------------------------------------
Income (loss) before the following items                           (39)             107
  Non-controlling interest                                         (23)             (15)
  Foreign exchange gain                                             33               13
  Recovery of (provision for) income taxes              note 7
    Current                                                         (6)               -
    Future                                                         (37)              13
--------------------------------------------------------------------------------------------
Income (loss) for the period                                   $   (72)        $    118
--------------------------------------------------------------------------------------------
Earnings (loss) per share
  Basic                                                        $ (0.70)        $   1.15
--------------------------------------------------------------------------------------------
  Diluted                                                      $ (0.70)        $   1.12
--------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the interim consolidated financial statements.
 *Effective March 14, 2007 the results and financial position of Aeroplan LP are not consolidated within ACE (Note 1).


ACE AVIATION
                                                         Consolidated Financial Statements
                                                                           Quarter 1 2007


                  Consolidated Statement of Financial Position

------------------------------------------------------------------------------------------
Unaudited                                                     March 31      December 31
(Canadian dollars in millions)                                  2007*              2006
------------------------------------------------------------------------------------------
ASSETS
Current
  Cash and cash equivalents                                    $ 1,353         $  1,854
  Short-term investments                                         1,077            1,324
------------------------------------------------------------------------------------------
                                                                 2,430            3,178
------------------------------------------------------------------------------------------
  Restricted cash                                                   51              109
  Accounts receivable                                              750              729
  Spare parts, materials and supplies                              274              307
  Prepaid expenses and other current assets                        166              127
  Future income taxes                                   note 7      51              584
------------------------------------------------------------------------------------------
                                                                 3,722            5,034
------------------------------------------------------------------------------------------
Property and equipment                                           6,262            5,989
Deferred charges                                                    89              116
Intangible assets                                                1,267            1,643
Deposits and other assets                                          379              323
Future income taxes                                     note 7     214              336
------------------------------------------------------------------------------------------
                                                               $11,933         $ 13,441
------------------------------------------------------------------------------------------
LIABILITIES
Current
  Accounts payable and accrued liabilities                     $ 1,620         $  1,547
  Advance ticket sales                                           1,192              832
  Current portion of Aeroplan Miles obligation          note 2      57               58
  Current portion of Aeroplan deferred revenues         note 2       -              799
  Current portion of long-term debt and capital leases             357              367
  Current taxes payable                                 note 7       6              345
------------------------------------------------------------------------------------------
                                                                 3,232            3,948
------------------------------------------------------------------------------------------
Long-term debt and capital leases                       note 3   3,543            3,759
Convertible preferred shares                                       166              166
Future income taxes                                     note 7     136              136
Pension and other benefit liabilities                            1,814            1,876
Aeroplan Miles obligation                               note 2      80              105
Aeroplan deferred revenues                              note 2       -              801
Other long-term liabilities                             note 2     648              378
------------------------------------------------------------------------------------------
                                                                 9,619           11,169
------------------------------------------------------------------------------------------
Non-controlling interest                                           671              695
SHAREHOLDERS' EQUITY
  Share capital and other equity                        note 8     436              742
  Contributed surplus                                   note 2     456               25
  Retained earnings                                                748              810
  Accumulated other comprehensive income (loss)         note 1       3                -
------------------------------------------------------------------------------------------
                                                                 1,643            1,577
------------------------------------------------------------------------------------------
                                                               $11,933         $ 13,441
------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the interim consolidated financial statements.
        *Effective March 14, 2007 the results and financial position of
             Aeroplan LP are not consolidated within ACE (Note 1).


ACE AVIATION
                                                                   Consolidated Financial Statements
                                                                                      Quarter 1 2007


                     Consolidated Statement of Changes in Shareholders' Equity

======================================================================================================
                                                               Three Months         Year  Three Months
                                                                      Ended        Ended         Ended
Unaudited                                                          March 31  December 31      March 31
(Canadian dollars in millions)                                        2007*         2006          2006
------------------------------------------------------------------------------------------------------
Share capital and other equity
   Common shares, beginning of period                              $  2,188    $   2,231    $    2,231
     Distributions of Aeroplan and Jazz units               note 8     (325)         (59)          (59)
     Issue of shares through stock options exercised                     19           16             2
------------------------------------------------------------------------------------------------------
   Common shares, end of period                                       1,882        2,188         2,174
   Convertible preference shares                                        117          117           117
   Convertible notes                                                     92           92            92
   Adjustment to shareholders' equity, beginning of period           (1,655)      (1,693)       (1,693)
     Adjustment to fresh start provisions                                 -           38             -
------------------------------------------------------------------------------------------------------
   Adjustment to shareholders' equity, end of period                 (1,655)      (1,655)       (1,693)
------------------------------------------------------------------------------------------------------
Total share capital and other equity                                    436          742           690
------------------------------------------------------------------------------------------------------
Contributed surplus
   Balance, beginning of period                                          25           19            19
   Fair value of stock options issued to Corporation
     employees recognized as compensation expense                         5           13             1
   Fair value of exercised stock options to share capital                 -           (7)            -
   Aeroplan negative investment                             note 2      426            -             -
------------------------------------------------------------------------------------------------------
Total contributed surplus                                               456           25            20
------------------------------------------------------------------------------------------------------
Retained earnings
   Balance, beginning of period                                         810          402           402
   Cumulative effect of adopting new accounting policies    note 1       10            -             -
------------------------------------------------------------------------------------------------------
                                                                        820          402           402
   Net income (loss) for the period                                     (72)         408           118
------------------------------------------------------------------------------------------------------
                                                                        748          810           520
------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss)
   Balance, beginning of period                                           -            -             -
   Cumulative effect of adopting new accounting policies    note 1       (7)           -             -
   Other comprehensive income (loss)                                     10            -             -
------------------------------------------------------------------------------------------------------
                                                                          3            -             -
------------------------------------------------------------------------------------------------------
Total retained earnings and                                             751          810           520
accumulated other comprehensive income (loss)
------------------------------------------------------------------------------------------------------
Total shareholders' equity                                         $  1,643    $   1,577    $    1,230
======================================================================================================


                              Consolidated Statement of Comprehensive Income

-------------------------------------------------------------------------------------------------------------------
                                                                                                Three Months Ended
Unaudited                                                                             March 31            March 31
(Canadian dollars in millions)                                                           2007*                2006
-------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)
Net income (loss) for the period                                                         $ (72)         $      118

Other Comprehensive income (loss), net of taxes:
   Net change in unrealized loss on available-for-sale securities               note 6      (4)                  -
   Net change in unrealized gains on fuel derivatives under hedge accounting,   note 6       6                   -
   Reclassification of net realized losses on fuel derivatives to income        note 6       8                   -
-------------------------------------------------------------------------------------------------------------------
                                                                                            10                   -
-------------------------------------------------------------------------------------------------------------------
Total comprehensive income (loss)                                                        $ (62)         $      118
===================================================================================================================

 The accompanying notes are an integral part of the interim consolidated financial statements.
        *Effective March 14, 2007 the results and financial position of
             Aeroplan LP are not consolidated within ACE (Note 1).


ACE AVIATION
                                                                        Consolidated Financial Statements
                                                                                           Quarter 1 2007

                               Consolidated Statement of Cash Flows

-----------------------------------------------------------------------------------------------------------
                                                                                         Three Months Ended
Unaudited                                                                      March 31            March 31
(Canadian dollars in millions)                                                    2007*                2006
-----------------------------------------------------------------------------------------------------------
Cash flows from (used for)
Operating
   Income (loss) for the period                                                 $   (72)        $       118
   Adjustments to reconcile to net cash provided by operations
     Depreciation, amortization and obsolescence                                    146                 134
     Dilution gain - Jazz                                                             -                (220)
     Gain on sale of assets                                             note 10      (7)                 (3)
     Foreign exchange gain                                                          (33)                  4
     Future income taxes                                                             37                 (15)
     Employee future benefit funding more than expense                              (69)                (22)
     Decrease (increase) in accounts receivable                                     (18)                (16)
     Decrease (increase) in spare parts, materials and supplies                      34                  60
     Increase (decrease) in accounts payable and accrued liabilities                105                 104
     Increase (decrease) in advance ticket sales, net of restricted cash            234                 218
     Decrease in Aeroplan Miles obligation                                          (25)                (31)
     Increase (decrease) in Aeroplan deferred revenues                               (2)                 17
     Aircraft lease payments (in excess of) less than rent expense                   (7)                 (5)
     Unrealized period change in fair value of derivatives              note 6      (40)                 10
     Capitalized interest                                                           (36)                 (9)
     Other                                                                           36                  20
-----------------------------------------------------------------------------------------------------------
                                                                                    283                 364
-----------------------------------------------------------------------------------------------------------
Financing
   Issue of common shares                                                            19                   2
   Issue of Jazz units                                                                -                 218
   Aircraft related borrowings                                          note 3      112                 124
   Credit facility borrowings - Jazz                                                  -                 113
   Reduction of long-term debt and capital lease obligations                        (78)                (88)
   Reduction of non-controlling interest                                note 3      (36)                  -
   Distributions paid to non-controlling interests                                  (17)                (15)
   Other                                                                             (1)                   -
-----------------------------------------------------------------------------------------------------------
                                                                                     (1)                354
-----------------------------------------------------------------------------------------------------------
Investing
   Short-term investments                                                          (155)               (159)
   Acquisition of Aeroman, net of cash                                  note 11     (53)                  -
   Proceeds from sale of Jazz units                                                   -                  14
   Additions to capital assets                                                     (401)               (280)
   Proceeds from sale of assets                                         note 10      45                   -
   Deconsolidation of Aeroplan cash                                     note 2     (231)                  -
   Cash collaterization of letters of credit                                         12                  (4)
-----------------------------------------------------------------------------------------------------------
                                                                                   (783)               (429)
-----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                   (501)                289
Cash and cash equivalents, beginning of period                                    1,854               1,565
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                        $ 1,353         $     1,854
-----------------------------------------------------------------------------------------------------------
Cash payments of interest                                                       $    60         $        63
-----------------------------------------------------------------------------------------------------------
Cash payments of income taxes                                                   $     6         $         -
-----------------------------------------------------------------------------------------------------------

 The accompanying notes are an integral part of the interim consolidated financial statements.
            *Effective March 14, 2007 the results and financial position of
                 Aeroplan LP are not consolidated within ACE (Note 1).

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007


For the period ended March 31, 2007
(currencies in millions - Canadian dollars)

--------------------------------------------------------------------------------
1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES
--------------------------------------------------------------------------------

ACE Aviation Holdings Inc. ("ACE"), which was incorporated on June 29, 2004, is an investment holding company of various aviation interests. Reference to the "Corporation" in the following notes to the consolidated financial statements refers to, as the context may require, ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

ACE has four reportable segments: Air Canada Services, Aeroplan Limited Partnership ("Aeroplan") up to March 14, 2007 (see discussion below - Accounting for Aeroplan Investment), Jazz Air LP ("Jazz"), and ACTS Limited Partnership ("ACTS").

As at March  31, 2007, ACE holds:
    - a 75.0% direct ownership interest in Air Canada, the principal entity included in the Air Canada Services segment,
    - a 40.1% indirect ownership interest in Aeroplan through its holding of Aeroplan Income Fund units;
    - a 58.8% indirect ownership interest in Jazz LP through its holding of Jazz Income Fund units; and
    - a 100% direct ownership interest in ACTS. Refer to Note 11 on the acquisition by ACTS during Quarter 1 2007. Consideration for this acquisition included the granting of a right to receive an equity interest in ACTS expected to represent less than 7% of the total equity.

The unaudited interim consolidated financial statements for the Corporation are based on the accounting policies consistent with those disclosed in Note 2 to the 2006 annual consolidated financial statements of the Corporation, with the exception of the changes in accounting policy described below in Changes in Accounting Policy.

In accordance with Canadian generally accepted accounting principles ("GAAP"), these interim financial statements do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the 2006 annual consolidated financial statements of ACE. In management's opinion, the financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

The demand for services experienced within the segments of the Corporation varies over the calendar year. The Air Canada Services and Jazz segments have historically experienced greater demand in the second and third quarters as a result of the high number of leisure travelers with the preference to travel during the spring and summer months. Both segments have substantial fixed costs in their structures that do not fluctuate with passenger demand and load factors. The Aeroplan segment has experienced higher reward redemption activity by its members in the first and second quarters. The ACTS segment has experienced of lower activity in Quarter 3 as the high demand for travel during the summer month's results in airlines scheduling their service outside of that peak travel period.

ACCOUNTING FOR AEROPLAN
-----------------------

As a result of the special distribution of Aeroplan Income Fund units on March 14, 2007 and conversion of ACE's remaining Aeroplan LP units into units of Aeroplan Income Fund, the Corporation's results in these interim consolidated financial statements include the consolidation of Aeroplan operations up to the date of distribution and after that point the investment that ACE has in Aeroplan is accounted for using the equity method (Note 2).

CHANGES IN ACCOUNTING POLICY
----------------------------

On January 1, 2007, the Corporation adopted CICA accounting handbook section 3855, Financial Instruments - Recognition and Measurement, section 3861, Financial Instruments - Disclosure and Presentation, section 3865, Hedges, section 1530, Comprehensive Income, section 3251, Equity, and Emerging Issues Committee Abstract 164, Convertible and Other Debt Instruments with Embedded derivatives ("EIC-164").

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007


Financial Instruments
---------------------

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated statement of financial position when the Corporation becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods is dependent upon the classification of the financial instrument as held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities. The held-for-trading classification is applied when an entity is "trading" in an instrument or alternatively the standard permits that any financial instrument be irrevocably designated as held-for-trading. The held-to-maturity classification is applied only if the asset has specified characteristics and the entity has the ability and intent to hold the asset until maturity. An asset can be classified as available-for-sale when it has not been classified as trading or held-to-maturity. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities are measured at amortized cost using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in Other Comprehensive Income ("OCI") as described below. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments are recorded on the consolidated statement of financial position at fair value, including those derivatives that are embedded in financial or non-financial contracts. Changes in the fair values of derivative instruments are recognized in non-operating income (loss) with the exception of derivatives designated in effective cash flow hedges, as further described below.

For financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Interest expense is recorded using the effective interest method. For any guarantee issued that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees, the inception fair value of the obligation relating to the guarantee is recognized. It is the Corporation's policy to not remeasure the fair value of the financial guarantee unless it qualifies as a derivative.

The Corporation has implemented the following classifications:
    - Cash and cash equivalents are classified as held-for-trading and any period change in fair value is recorded through net income.
    - Accounts receivable are classified as loans and receivables and are measured at amortized cost using the effective interest rate method.
    - Accounts payable, credit facilities, and bank loans are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method.
    - The equity investment in US Airways Group, Inc. that ACE holds is classified as available-for-sale and unrealized period changes in fair value are recorded in OCI.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The purpose of the section is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows.

Hedges
------

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

Air Canada has designated its fuel derivatives as cash flow hedges. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in non-operating income. Upon maturity of the fuel derivatives, the effective

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007


gains and losses previously recognized in Accumulated OCI ("AOCI") are recorded in Fuel expense. Jazz has also designated its interest rate swaps as cash flow hedges.

When hedge accounting is discontinued, the amounts previously recognized in Accumulated OCI ("AOCI") are reclassified to non-operating income (loss) during the periods when the variability in the cash flows of the hedged item affects net income. Gains and losses on derivative hedging items are reclassified to non-operating income (loss) immediately when the hedged item is sold or terminated early.

Comprehensive Income
--------------------

Section 1530 introduces Comprehensive Income, which consists of Net Income and OCI. OCI represents changes in Shareholders' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive income, but excluded from net income. Period changes in the fair value of the effective portion of cash flow hedging instruments are recorded in OCI. These interim consolidated financial statements include the consolidated statement of comprehensive income for Quarter 1 2007; items affecting OCI are recorded prospectively commencing from January 1, 2007 including the transition adjustments noted below. Cumulative changes in OCI are included in AOCI, which is presented as a new category within Shareholders' equity on the consolidated statement of financial position. OCI and AOCI are presented net of tax.

Equity
------

Section 3251 establishes standards for the presentation of equity and the changes in equity during the period.

Impact Upon Adoption
---------------------

In accordance with the transitional provisions of the standards, prior periods have not been restated for the adoption of these new accounting standards.

The transition adjustments attributable to the remeasurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges, were recognized in the opening Retained earnings of the Corporation as at January 1, 2007. Adjustments arising from remeasuring financial assets classified as available-for-sale at fair value were recognized in opening AOCI as at that date.

For the Corporation's fuel-hedging relationship classified as a cash flow hedge, which qualifies for hedge accounting under the new standard, the effective portion of any gain or loss on the hedging instruments was recognized in AOCI and the cumulative ineffective portion was included in the opening Retained earnings of the Corporation as at January 1, 2007.

Upon adoption the Corporation recorded the following adjustments to the consolidated statement of financial position:

================================================================================
Increase (decrease)
--------------------------------------------------------------------------------
Deposits and other assets                                              $    23
Future income taxes ($6, net of valuation allowance $6)                      -
Deferred charges                                                           (29)
Accounts payable and accrued liabilities                                    19
Long-term debt and capital leases                                          (30)
Non-controlling interest                                                     2
Retained earnings, net of nil tax                                           10
Accumulated other comprehensive income (loss), net of tax of $4             (7)
================================================================================

Convertible and Other Debt Instruments with Embedded Derivatives
-----------------------------------------------------------------

EIC-164 provides guidance on whether an issuer of certain types of convertible debt instruments should classify the instruments as liabilities or equity, whether the instruments contain any embedded derivatives, and how the instruments should be accounted for and presented. The guidance also addresses earnings per share implications. The Corporation has adopted this guidance in Quarter 1 2007 to financial instruments accounted for in accordance with section 3855. There is no financial statement impact as a result of the adoption.

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007


Accounting for Uncertainty in Income Taxes (FIN 48)
---------------------------------------------------

For US GAAP reporting, new standards from the Financial Accounting Standards Board (FASB) are effective on January 1, 2007 for the Corporation. FIN 48, Accounting for Uncertainty in Income Taxes, is an interpretation of FASB statement 109, Accounting for Income Taxes, that clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This implementation of this standard will be in the Corporation's Quarter 2 2007 reconciliation of Canadian GAAP to US GAAP.

Future Accounting Changes

Capital Disclosures and Financial Instruments - Presentation and Disclosure
---------------------------------------------------------------------------

The CICA issued three new accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments - Disclosures, and section 3863, Financial Instruments - Presentation. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Corporation will adopt them on January 1, 2008. The Corporation is in the process of evaluating all of the consequences of the new standards, which may have a material impact on the Corporation's financial statements.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Employee Future Benefits
------------------------

The Accounting Standards Board ("AcSB") has issued an Exposure Draft to amend section 3461, Employee Future Benefits. The Exposure Draft addresses, in a limited manner, recognition, measurement, presentation and disclosure requirements of accounting for employee future benefits. Specifically, in its current draft form, it will require:
    - recognition of the funded status (the difference between the plan assets and obligations) of an entity's post-retirement defined benefit plans on the statement of financial position;
    - recognition of the changes in the funded status in comprehensive income in the year in which the changes occur;
    - recognition of corresponding adjustments from accumulated other comprehensive income to components of benefit cost in net income to maintain the same reported net income as under current section 3461; and
    - measurement of plan assets and the accrued benefit obligation at the statement of financial position date, instead of allowing a date that is up to three months before the end of an entity's fiscal year.

The AcSB expects to issue its final amendments to section 3461, in the second half of 2007. The recognition and related disclosure provisions will be effective for fiscal years ending on or after December 31, 2007 for publicly accountable enterprises. The measurement date provisions will be effective for fiscal years ending on or after December 31, 2008.

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007

--------------------------------------------------------------------------------
2. ACCOUNTING FOR AEROPLAN
--------------------------------------------------------------------------------

As a result of the distribution of units of Aeroplan Income Fund on March 14, 2007, ACE's ownership interest in Aeroplan was reduced to 40.1%, indirectly through the direct interest ACE has in Aeroplan Income Fund, which holds 100% of Aeroplan LP. As of the distribution date, ACE no longer consolidates the results and financial position of Aeroplan LP.

The consolidated statement of operations for Quarter 1 2007 includes $3 of equity income from the Aeroplan investment representing the results of operations after the distribution date, which would have previously been consolidated in the consolidated financial statements.

The consolidated statement of financial position as at March 31, 2007 does not include the financial position of Aeroplan. The comparative December 31, 2006 consolidated statement of financial position included the following items:
    - cash and cash equivalents of $167, short-term investments of $453 and other current assets of $72;
    -    long-lived assets of $373;
    -    current liabilities of $670;
    -    long-term debt of $300; and
    -    Aeroplan long-term deferred revenues of $801.

As at March 14, 2007, ACE's net investment in Aeroplan LP was $(710), which was negative due to accumulated distributions to ACE in excess of income and capital invested, net of fair value adjustments recorded upon the application of fresh start reporting. Subsequent to the distribution on March 14, 2007, ACE's 40.1% proportionate interest in the accumulated deficit of Aeroplan LP was $284. ACE has retained this negative investment of $284 and reflected the amount in Other long term liabilities. As a result, the difference between the net investment prior to and after the distribution has been recorded as a credit to Contributed Surplus in the amount of $426.

The cash flow impact to ACE of deconsolidating Aeroplan of $231 reflects the Aeroplan cash being removed from the consolidated statement of financial position of ACE and is classified as a cash outflow from investing activities.

The Corporation has various related party transactions after removing Aeroplan from the consolidation of ACE and these transactions are recorded at the exchange amount. Related party trade balances arise from the provision of services, as outlined in the table below, and the allocation of employee related costs.

The related party balances with Aeroplan resulting from the application of the commercial and contractual agreements were as follows:

================================================================================
                                                               March 31
                                                                   2007
--------------------------------------------------------------------------------
Accounts receivable                                           $     34
Distribution receivable                                              6
--------------------------------------------------------------------------------
                                                              $     40
================================================================================


The related party revenues and expenses with Aeroplan for the period between March 14, 2007 and March 31, 2007 are summarized as follows:

================================================================================
                                                                 Period Ended
                                                                     March 31
                                                                         2007
--------------------------------------------------------------------------------
Revenues
   Revenues from Aeroplan related to Aeroplan rewards               $     38
   Cost of Aeroplan Miles purchased from Aeroplan                        (22)
   Property rental revenues from related parties                           1
--------------------------------------------------------------------------------
                                                                    $     17
================================================================================
Expenses
   Call centre management and marketing
     fees for services from Aeroplan                                $      1
   Recovery of wages, salary and benefit expense
     for employees assigned to Aeroplan                                   (4)
--------------------------------------------------------------------------------
                                                                    $     (3)
================================================================================

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007



Aeroplan Miles Obligation

In 2001, Air Canada established Aeroplan Limited Partnership as a limited partnership wholly owned by Air Canada, the Aeroplan loyalty program was previously a division of Air Canada. Under the Commercial Participation and Services Agreement (CPSA) between Air Canada and Aeroplan, Air Canada has a liability related to Aeroplan Miles which were issued prior to January 1, 2002. As a result, there is a continuing obligation relating to these Miles. Aeroplan assumed responsibility for all Miles issued beginning January 1, 2002.

As of March 31, 2007, a liability for approximately 13 billion Miles, or $137, remains in Air Canada, of which $57 is included in current liabilities (total liability of 15 billion Miles, or $163, as at December 31, 2006).

The 2006 consolidated financial statements of ACE presented this obligation within Aeroplan deferred revenues on the consolidated statement of financial position. As a result of Aeroplan no longer being consolidated in ACE after March 14, 2007, the comparative December 31, 2006 obligation of $163 has been presented separately in the Quarter 1 2007 interim consolidated statement of financial position.

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007


--------------------------------------------------------------------------------
3. LONG-TERM DEBT AND CAPITAL LEASES
--------------------------------------------------------------------------------

ACE Convertible Senior Notes

In connection with the distribution of units of Aeroplan Income Fund and Jazz Air Income Fund to the shareholders of ACE (Note 9), the conversion rate of the 4.25% Convertible Senior Notes due 2035 ("Convertible Notes") to Class A variable voting shares (if the holder is not a Canadian) or Class B voting shares (if the holder is Canadian) per $1,000 principal amount of Convertible Notes has been adjusted.

As a result of the January 10, 2007 distribution the conversion rate was adjusted from 22.2838 to 27.6987, effective January 27, 2007. As a result of the March 14, 2007 distribution the conversion rate was adjusted from 27.6987 to 32.5210, effective March 31, 2007. Both adjustments were determined in accordance with the terms of indenture governing the Convertible Notes.

Air Canada Aircraft Financing

The following table summarizes the loans, secured by the delivered aircraft, which Air Canada drew during Quarter 1 2007 to finance the acquisition of Embraer aircraft:

================================================================================
                 Number of   Interest               Original US$   Original CDN$
                  Aircraft       Rate   Maturity     Loan Amount     Loan Amount
--------------------------------------------------------------------------------
Quarter 1 2007
    Embraer 190          4     6.813%       2019     $  90         $  105
--------------------------------------------------------------------------------
Total                    4                           $  90         $  105
================================================================================

The interest rate above represents the weighted average fixed interest rate on the loans.

The following table summarizes the principal repayment requirements of the Embraer aircraft financing obtained during Quarter 1 2007 as at March 31, 2007:

================================================================================
                             Remainder
                               of 2007     2008    2009   2010     2011     2012
--------------------------------------------------------------------------------
Embraer aircraft financing    $ 4         $ 5       $ 5    $ 5    $ 5      $ 9
================================================================================


Reduction in Non-controlling Interest

During Quarter 1 2007 the Corporation refinanced five CRJ aircraft and the refinancing included a payment of the non-controlling interest portion of the leasing arrangement to third parties of $36.

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007

--------------------------------------------------------------------------------
4. POST-EMPLOYMENT EXPENSES
--------------------------------------------------------------------------------


The Corporation has recorded pension and other employee future benefits expense as follows:

================================================================================
                                                        Three Months Ended
                                              March 31            March 31
                                                  2007                2006
--------------------------------------------------------------------------------
Pension benefit expense                         $   38            $     45
Other employee future benefit expense               30                  28
--------------------------------------------------------------------------------
                                                $   68            $     73
================================================================================

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007


--------------------------------------------------------------------------------
5. LABOUR RELATED PROVISIONS
--------------------------------------------------------------------------------

The following table outlines the changes to labour related provisions which are included in long-term employee liabilities for balances that existed upon the implementation of fresh start reporting on September 30, 2004 (current portion included in Accounts payable and accrued liabilities):

================================================================================
                                                             Three Months Ended
                                                   March 31            March 31
                                                       2007                2006
--------------------------------------------------------------------------------
Beginning of period                                 $    77           $    144
Charges recorded in wages, salaries and benefits          -                  -
Interest accretion                                        1                  2
Amounts disbursed                                       (11)               (13)
--------------------------------------------------------------------------------
End of period                                            67                133
Current portion                                         (31)               (38)
--------------------------------------------------------------------------------
                                                    $    36           $     95
================================================================================

During 2006, as a result of a review of the outstanding provisions related to programs implemented prior to September 30, 2004, it was determined that a portion of the provision amounting to $23 would no longer be required and was adjusted during Quarter 3 2006. The amount reversed has been applied as an adjustment to shareholders' equity.

The following table outlines the changes to labour related provisions which are included in long-term employee liabilities for balances that have been created subsequent to the implementation of fresh start reporting on September 30, 2004 (current portion included in Accounts payable and accrued liabilities):

================================================================================
                                                             Three Months Ended
                                                   March 31            March 31
                                                       2007                2006
-------------------------------------------------------------------------------
Beginning of period                              $      32           $     13
Special charge for labour restructuring:
    2007 ACTS workforce reduction                        9                  -
    2006 Non-unionized reduction                         -                 33
Charges recorded in wages, salaries and benefits         2                  -
Amounts disbursed                                       (4)                (2)
-------------------------------------------------------------------------------
End of period                                           39                 44
Current portion                                        (28)               (39)
-------------------------------------------------------------------------------
                                                 $      11            $     5
================================================================================

The Corporation offers severance programs to certain employees from time to time. The cost of these programs is recorded within operating expenses. The Corporation does not have any continuing obligation to offer these programs.

During Quarter 1 2007 a special charge of $9 was recorded in the ACTS segment for the workforce reduction announced as a result of the termination of a heavy maintenance contract at ACTS. This workforce reduction will be completed during 2007.

During Quarter 1 2006 a workforce reduction plan was announced to reduce non-unionized employee levels by 20 percent. A special charge of $28 was recorded in the Air Canada Services segment and $5 in ACTS in Quarter 1 2006 relating to this program. During Quarter 4 2006, the estimated cost of this plan to the Air Canada Services segment was revised due to the favourable impact of attrition and other factors which reduced the cost of achieving the target. As a result, the Air Canada Services segment recorded a reduction of $8 in Quarter 4 2006 to the special charge for labour restructuring.

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007

--------------------------------------------------------------------------------
6. DERIVATIVE AND FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

Fuel Price Risk Management

The financial results of Air Canada are impacted by changes in jet fuel prices as a result of Air Canada's inherent dependence on energy for its operations. To manage its exposure to jet fuel prices, Air Canada enters into derivative contracts with financial intermediaries for the purpose of managing volatility in operating cash flows. Air Canada uses derivative contracts on jet fuel and also on other crude oil based commodities, such as heating oil and crude oil, due to the relative limited liquidity of jet fuel derivative instruments on a medium to longer term horizon, since jet fuel is not traded on an organized futures exchange. Air Canada does not purchase or hold any derivative financial instruments for trading purposes.

Air Canada designates its fuel derivatives as hedges and applies hedge accounting as prescribed under CICA section 3865, Hedges. Designated hedging items under cash flow hedges result in all period changes in the fair value of the hedging item that are considered effective being recorded in AOCI until the underlying jet fuel is consumed. Upon maturity of the hedging item, the effective gains and losses are recorded in Fuel expense. The ineffective component of the period change in fair value is recorded in non-operating income.

Effectiveness is defined as the extent to which changes in the fair value of a hedged item relating to a risk being hedged is offset by changes in the fair value of the corresponding hedging item. Air Canada's accounting policy measures effectiveness based on the change in the intrinsic value of fuel derivatives compared to the change in the intrinsic value of the anticipated jet fuel purchase (based on the Corporation's weighted average price). As Air Canada's current policy does not take into account variables affecting fair value such as volatility and time value of money, a significant component of the change in fair value of outstanding fuel derivatives may be recorded as ineffective under the current policy. Management is considering amending its policy on future designated hedging relationships to reduce the occurrence of hedge ineffectiveness.

Ineffectiveness is inherent in hedging diversified jet fuel purchases with derivative positions in crude oil and related commodities and in the differences between intrinsic values and fair market values of the derivative instruments, especially given the magnitude of volatility observed in oil market prices. As a result Air Canada is unable to predict the amount of ineffectiveness for each period. This may result, and has resulted, in increased volatility in the accounting results of Air Canada, but has no impact on the underlying cash flows.

If the hedge ceases to qualify for hedge accounting, any period change in fair value of the fuel derivative instrument is recorded in non-operating income. For those fuel derivatives that do not qualify for hedge accounting, the period changes in fair value of the fuel derivative is recorded in non-operating income.

The following table provides the changes in fair value of designated hedging items before the impact of tax during Quarter 1 2007:

========================================================================================================
                                                                                  Retained
                                     Fair value of                        Non-   earnings/
                                       outstanding                   operating        non-
                                              fuel     OCI/      Fuel   income  controlling     Cash on
Increase (decrease)                    derivatives     AOCI   expense   (loss)     interest  settlement
--------------------------------------------------------------------------------------------------------
January 1, 2007                           $   (18) $   (26)   $     -   $    -    $   8     $     -
Unrealized period change in fair value         39        9          -       30        -           -
Realized loss on maturing contracts            14        8          8        -        -          (14)
--------------------------------------------------------------------------------------------------------
March 31, 2007                            $    3   $    (9)   $     8   $   30    $   8      $   (14)
========================================================================================================

The net fair value of derivatives maturing during Quarter 1 2007 and were settled with the counterparties was $14 in favour of the counterparties. A charge of $8 was recorded in Fuel expense representing the effective portion of the net fair value, consisting of $7, net of nil tax, that was recorded within AOCI as at January 1, 2007 and $1, net of nil tax, for the period change during Quarter 1 2007.

As at March 31, 2007, the fair value of Air Canada's outstanding fuel derivative instruments under hedge accounting was net $35 in favour of Air Canada (net $18 in favour of the counterparties as at December 31, 2006). The effective portion of the unrealized period change in fair value recorded in OCI during Quarter 1 2007 was $6, net of tax of $3.

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007


As at March 31, 2007, a net loss of $12, net of tax of $3, relating to unrealized gains and losses on outstanding fuel derivative instruments is included in AOCI. The net unrealized losses are expected to be realized as the contracts mature during the remainder of 2007 and the beginning of 2008.

For those fuel derivative instruments that do not qualify for hedge accounting, Air Canada recorded a net gain of $2 in non-operating income during Quarter 1 2007 representing the period change in fair value. As at March 31, 2007, the fair value of the outstanding derivative not under hedge accounting was less than $1 in favour of the counterparty.

Foreign Exchange Risk Management

During Quarter 1 2007, Air Canada's currency swaps for five CRJ leases with third parties were settled at their fair value of $10 (which was equal to carrying value) upon the expiry of the lease term.

US Airways Investment

ACE's investment in US Airways Group, Inc. ("US Airways") has been classified as available-for-sale and the period change in fair value has been treated as a charge through OCI amounting to $4, net of tax of $1 during Quarter 1 2007. As at March 31, 2007, an amount of $15, net of tax, relating to the unrealized gain on the investment is included in AOCI.

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007

--------------------------------------------------------------------------------
7. INCOME TAXES
--------------------------------------------------------------------------------

The following income tax related amounts appear in the Corporation's consolidated statement of financial position.

================================================================================
                                                           March 31  December 31
Asset (liability)                                              2007         2006
--------------------------------------------------------------------------------
Future income taxes asset recorded in current assets (a)   $     51    $    584
--------------------------------------------------------------------------------
Future income taxes asset (b)                              $    214    $    336
--------------------------------------------------------------------------------
Current taxes payable (c)                                  $     (6)   $   (345)
--------------------------------------------------------------------------------
Future income taxes liability                              $   (136)   $   (136)
================================================================================

a) Future Income Taxes Asset Recorded In Current Assets

During Quarter 1 2007, future income tax assets of Air Canada of $345 were utilized to recover a current tax payable of the same amount.

In addition, the Corporation realized $328 of future income tax assets, of which $196 were current future income tax assets, through the distribution of Aeroplan units (note 9).

b) Future Income Taxes Asset

During Quarter 1 2007 the Corporation realized $328 of future income tax assets, of which $132 were non-current future income tax assets, through the distribution of Aeroplan units (Note 9). In addition, the Corporation realized $40 of future income tax assets through the distribution of Jazz units (Note 9) which had been offset by a valuation allowance. A reduction of intangible assets of $40 was recorded as a result of the reversal of the valuation allowance.

c) Current Taxes Payable

As part of a tax loss utilization strategy that was planned in conjunction with the initial public offering of Air Canada and corporate restructuring, a current tax payable of $345 was created in 2006. This tax payable arose upon a transaction to transfer tax assets from Air Canada to ACE. This tax payable was recoverable from future income tax assets of Air Canada, and was settled during Quarter 1 2007. During Quarter 1 2007 the Air Canada Services segment recorded interest expense of $6 due on the tax balance prior to its recovery. This amount has been recorded in Current income taxes on the consolidated statement of operations. Interest expense on the tax liability ceased on April 29, 2007.

d) Provision For Income Taxes

Components of the provision for income taxes are as follows:

====================================================================================================
                                                                                 Three Months Ended
                                                                      March 31             March 31
                                                                         2007                  2006
----------------------------------------------------------------------------------------------------
Recovery of (provision for) income taxes before under noted items    $      3        $          29
    Special distribution of Aeroplan units                                (29)                  (6)
    Special distribution of Jazz units                                     (4)                   -
    Effect of changes in tax elections previously estimated               (17)                   -
    Issue of Jazz units                                                     -                  (10)
    Effect of tax rate changes on temporary differences                    10                    -
    Interest expense (c)                                                   (6)                   -
----------------------------------------------------------------------------------------------------
Recovery of (provision for) income taxes                             $    (43)       $          13
====================================================================================================

The Corporation is in the process of finalizing certain tax elections. Future income tax expense of $17 was recorded during Quarter 1 2007 as a result of a change to previously estimated elected amounts.

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007

--------------------------------------------------------------------------------
8. SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

Share Information

The issued and outstanding common shares of ACE as at March 31, 2007, along with potential common shares, are as follows:

================================================================================
                                                  March 31    December 31
Outstanding shares (000)                              2007           2006
--------------------------------------------------------------------------------
Issued and outstanding
   Class A variable voting shares                   80,458         79,499
   Class B voting shares                            22,879         22,772
--------------------------------------------------------------------------------
Total issued and outstanding                       103,337        102,271
--------------------------------------------------------------------------------
Potential common shares
   Convertible preference shares                    10,878         10,747
   Convertible notes                                10,732          7,354
   Stock options                                     3,989          3,598
--------------------------------------------------------------------------------
Total potential common shares                       25,599         21,699
================================================================================

The information presented in the table above reflects the changes in connection with the distributions of units of Aeroplan Income Fund and units of Jazz Air Income Fund as described in Note 3 and Note 9.

As a result of the distributions of units of Aeroplan Income Fund and units of Jazz Air Income Fund (Note 9), a future income tax expense of $309 was recorded in shareholders' equity. In addition, as described in Note 9, a reduction to share capital of $16 was recorded on the Jazz distribution, with an offset to the Jazz non-controlling interest.

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007

--------------------------------------------------------------------------------
9. DISTRIBUTIONS OF AEROPLAN AND JAZZ UNITS
--------------------------------------------------------------------------------

On March 3, 2006, ACE effected a distribution of 0.18 units of Aeroplan Income Fund per Class A Variable Voting Share, Class B Voting Share and Preferred Share (on an as converted basis) of ACE to its shareholders of record as at such date by way of reduction of capital. For the purposes of the distribution, ACE converted 20,204,165 units of Aeroplan LP into 20,204,165 units of Aeroplan Income Fund which were distributed to ACE's shareholders on the record date.

On October 5, 2006, the shareholders of ACE approved a statutory plan of arrangement pursuant to the Canada Business Corporations Act. On October 6, 2006, the Quebec Superior Court issued a final order approving the statutory plan of arrangement, which became effective October 10, 2006. The arrangement grants authority to the board of directors of ACE to make from time to time one or more distributions to ACE shareholders in an aggregate amount of up to $2 billion by way of reduction of the stated capital of the Variable Voting Shares, Voting Shares and Preferred Shares (hereafter referred to as the "Plan").

On December 28, 2006, ACE announced the terms of a distribution under the Plan, pursuant to which ACE shareholders of record on January 10, 2007, would receive a distribution of 50 million units of Aeroplan Income Fund, or approximately
0.442 units of Aeroplan Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as converted basis) of ACE. Based on a closing price of $17.97 per unit of Aeroplan Income Fund on the TSX on January 10, 2007, the value of the distribution was approximately $899 million. In anticipation of the distribution, on December 28, 2006, ACE exchanged 50 million units of Aeroplan LP into 50 million units of Aeroplan Income Fund and caused such units of Aeroplan Income Fund to be distributed to ACE's eligible shareholders of record on January 10, 2007. ACE also exchanged on January 10, 2007, 60 million units of Aeroplan LP into 60 million units of Aeroplan Income Fund for internal reorganization purposes.

On March 2, 2007, ACE announced a second distribution under the Plan pursuant to which ACE's shareholders of record on March 14, 2007 were entitled to receive 20,272,917 units of Aeroplan Income Fund, or approximately 0.177 units of Aeroplan Income Fund, and 25 million units of Jazz Air Income Fund units, or approximately 0.219 units of Jazz Air Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as converted basis) of ACE. Based on a closing price of $19.40 per unit of Aeroplan Income Fund and $8.60 per unit of Jazz Air Income Fund on the TSX on March 14, 2007, the value of the distribution was approximately $608 million. For the purpose of the distribution, on March 14, 2007, ACE exchanged 25 million units of Jazz LP into 25 million units of Jazz Air Income Fund. For internal reorganization purposes, on March 14, 2007, ACE also exchanged its remaining 40,545,835 units of Aeroplan LP into 40,545,835 units of Aeroplan Income Fund.

The following table summarizes the units distributed to shareholders during Quarter 1 2007:

==============================================================================================================
                                          January 10 2007      March 14 2007    March 14 2007    Total units
                                           Aeroplan units     Aeroplan units       Jazz units    distributed
Distributions                                 distributed        distributed      distributed
--------------------------------------------------------------------------------------------------------------
Distributed to common shareholders             45,240,473         18,345,927       22,623,690    86,210,090
Distributed to preferred shareholders           4,759,527          1,926,990        2,376,310     9,062,827
--------------------------------------------------------------------------------------------------------------
                                               50,000,000         20,272,917       25,000,000    95,272,917
==============================================================================================================

Since the approval of the statutory plan of arrangement in October 2006, approximately $1.5 billion of the $2 billion approved under the Plan has been distributed.

On March 30, 2007, ACE exchanged its remaining 47,226,920 units of Jazz LP into 47,226,920 units of Jazz Air Income Fund for internal reorganization purposes.

Distributions to Common Shareholders
------------------------------------

The distributions to holders of Variable Voting Shares and Voting Shares totaling 63,586,400 units of Aeroplan Income Fund ("Aeroplan units") and 22,623,690 units of Jazz Air Income Fund ("Jazz units") were non-monetary non-reciprocal transfers to owners. Non-monetary non-reciprocal transfers to owners are recorded at the carrying amount of the net assets transferred and do not give rise to a gain or loss.

For the Aeroplan units distributed, as Aeroplan was in a deficit position at the time of the distribution, no amounts have been reflected for this element of the distribution, other than accounting entries relating to future income taxes (Note 7). As a result of the March 14, 2007 distribution, ACE's indirect investment in Aeroplan LP

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007



was a re-consideration event for accounting purposes and resulted in adjustments coming from ACE no longer consolidating Aeroplan after this distribution. The impact and the adjustments are described in Note 2.

================================================================================
Distribution to
common shareholders                                  Aeroplan units distributed
--------------------------------------------------------------------------------
January 10, 2007                                                     45,240,473
March 14, 2007                                                       18,345,927
--------------------------------------------------------------------------------
                                                                     63,586,400
================================================================================

For the Jazz units distributed, $15 was recorded as a reduction to share capital and an increase to non-controlling interest on the consolidated statement of financial position, representing the proportionate carrying amount of ACE's investment in Jazz related to the distribution to the Class A and Class B shareholders. Refer to Note 7 for the accounting entries relating to future income taxes on the Jazz units distributed. The following table summarizes the financial statement impact of the Jazz units distributed to Class A and Class B shareholders:

================================================================================
                                           Reduction to           Increase in
Distribution to             Jazz units    share capital       non-controlling
common shareholders        distributed         recorded     interest recorded
--------------------------------------------------------------------------------
March 14, 2007              22,623,690    $        (15)          $        15
================================================================================

Distributions to Preferred Shareholders
---------------------------------------

The distributions to preferred shareholders of ACE totaled 6,686,517 Aeroplan units and 2,376,310 Jazz units. These transactions were considered a non-reciprocal transfer to non-owners since the holders of the Preferred Shares are not considered owners of the Corporation for accounting purposes. The transfers are measured at fair value at the date of distribution and results in net interest expense being recorded which is the fair value of each distribution less the gain recorded. The gain recorded is the fair value of the distribution in excess of the Corporation's proportionate carrying value of its investment. The fair value of the distribution is based on the closing price of the Aeroplan Income Fund units and Jazz Air Income Fund units on the TSX on the day of the distribution.

The Aeroplan units distributed to preferred shareholders resulted in net interest expense recorded during Quarter 1 2007 and a proportionate reduction to intangible assets related to fair value adjustments to Aeroplan intangibles that are recorded on consolidation as a result of the dilution of interests. The following table summarizes the financial statement impact of the Aeroplan units distributed to preferred shareholders:

====================================================================================================
                           Aeroplan                                  Net interest       Reduction to
Distribution to               units    Fair value of        Gain on       expense   intangible asset
preferred shareholders  distributed     distribution   distribution      recorded           recorded
----------------------------------------------------------------------------------------------------
January 10, 2007          4,759,527  $       86        $       78        $     8         $    (8)
March 14, 2007            1,926,990          37                33              4              (4)
----------------------------------------------------------------------------------------------------
                          6,686,517  $      123        $      111        $    12         $   (12)
====================================================================================================

The Jazz units distributed to preferred shareholders resulted in net interest expense recorded during Quarter 1 2007 and an increase to non-controlling interest as a result of the dilution of interests. The following table summarizes the financial statement impact of the Jazz units distributed to preferred shareholders:

===========================================================================================================
                                  Jazz                                     Net interest         Increase in
Distribution to                  units    Fair value of         Gain on         expense     non-controlling
preferred shareholders     distributed     distribution    distribution        recorded   interest recorded
------------------------------------------------------------------------------------------------------------
March 14, 2007               2,376,310    $         21       $       19      $       2        $         (2)
============================================================================================================

The distributions described above had no cash tax consequences.

In accordance with the terms of the ACE Convertible Senior Notes, the Quarter 1 2007 distributions and return of capital triggered a conversion rate adjustment (Note 3). This change in the conversion rate did not have any accounting consequences.

In accordance with the terms of the ACE stock option plan, each distribution during Quarter 1 2007 triggered an adjustment to the exercise price and the number of options outstanding. Effective on the applicable dates of the

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007


distributions, the adjustments were applied to all unexercised ACE stock options, whether vested or not, in a consistent manner with the adjustment to the conversion rate for the convertible senior notes. In relation to the January 10, 2007 distribution, the weighted average option exercise price and number of options outstanding was amended from $26.04 and 3,570,390 options to $20.95 and 4,436,644 options. In relation to the March 14, 2007 distribution, the weighted average option exercise price and number of options outstanding was amended from $22.02 and 3,397,496 options to $18.76 and 3,989,011 options.

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007



--------------------------------------------------------------------------------
10. SEGMENT INFORMATION
--------------------------------------------------------------------------------

A reconciliation of the total amounts reported by each business segment and geographic region to the applicable amounts in the consolidated financial statements follows:

===================================================================================================================
                                                                           Three Months Ended
                                                                               March 31 2007*
                                            -----------------------------------------------------------------------
                                                  Air
                                               Canada
                                             Services     Aeroplan      Jazz     ACTS        CIE           Total
-------------------------------------------------------------------------------------------------------------------
Passenger revenue                           $   2,137     $      -     $   -    $    -      $   15      $  2,152
Cargo revenue                                     140            -         -         -           -           140
Other revenue                                     209          198         2        57        (133)          333
-------------------------------------------------------------------------------------------------------------------
   External revenue                             2,486          198         2        57        (118)        2,625
-------------------------------------------------------------------------------------------------------------------
Inter-segment revenue                              48            3       362       196        (609)            -
-------------------------------------------------------------------------------------------------------------------
   Total revenues                               2,534          201       364       253        (727)        2,625
-------------------------------------------------------------------------------------------------------------------
Wages, salaries and benefits                      499           17        83        86          13           698
Aircraft fuel                                     585            -        71         -         (71)          585
Aircraft rent                                      73            -        35         -          (4)          104
Airport user fees                                 243            -        47         -         (47)          243
Aircraft maintenance materials and supplies       224            -        30        79        (197)          136
Depreciation of property and equipment            118            -         5         1           1           125
Amortization of intangible assets                   9            3         -         5           -            17
Obsolescence provisions                             1            -         -         3       -                 4
Commissions                                        59            -         -         -       -                59
Capacity purchase fees paid to Jazz               230            -         -         -        (230)            -
Special charge for labour restructuring             -            -         -         9           -             9
Other operating expenses                          571          141        57        67        (162)          674
-------------------------------------------------------------------------------------------------------------------
   Total operating expenses                     2,612          161       328       250        (697)        2,654
-------------------------------------------------------------------------------------------------------------------
Operating income (loss)                          (78)           40        36         3        (30)           (29)
-------------------------------------------------------------------------------------------------------------------
Interest income                                    26            3         1         -           3             33
Interest expense                                  (91)          (3)       (2)       (5)        (22)          (123)
Interest capitalized                               36            -         -         -           -             36
Aeroplan equity investment income                   -            -         -         -           3              3
Gain on sale of assets                              7            -         -         -           -              7
Gain on financial instruments recorded
   at fair value                                   34            -         -         -           -             34
Other non-operating income (expense)               (4)          (1)        -         -           5              -
Non-controlling interest                           (2)           -         -         -         (21)           (23)
Foreign exchange gain                              33            -         -         -           -             33
Recovery of (provision for) income taxes            5            -         -         -         (48)           (43)
-------------------------------------------------------------------------------------------------------------------
Segment results / income (loss)            $      (34)  $       39    $   35    $   (2)   $   (110)    $     (72)
===================================================================================================================
*Effective March 14, 2007 the results and financial position of Aeroplan LP are not consolidated within ACE (Note 1).
            Aeroplan equity investment income is recorded within CIE prospectively from March 15, 2007.


ACE AVIATION
                                                                      Consolidated Financial Statements
                                                                                         Quarter 1 2007


=========================================================================================================
                                                             Three Months Ended
                                                                  March 31 2006
                                            -------------------------------------------------------------
                                             Air Canada
                                               Services   Aeroplan    Jazz    ACTS       CIE        Total
---------------------------------------------------------------------------------------------------------
Passenger revenue                           $    2,002    $      -   $   -  $    -   $     19   $  2,021
Cargo revenue                                      151           -       -       -          -        151
Other revenue                                      195         197       2      46       (128)       312
---------------------------------------------------------------------------------------------------------
   External revenue                              2,348         197       2      46       (109)     2,484
---------------------------------------------------------------------------------------------------------
Inter-segment revenue                               46           3     318     154       (521)         -
---------------------------------------------------------------------------------------------------------
   Total revenues                                2,394         200     320     200       (630)     2,484
---------------------------------------------------------------------------------------------------------
Wages, salaries and benefits                       463          18      74      81          6        642
Aircraft fuel                                      569           -      59       -        (59)       569
Aircraft rent                                       83           -      32       -         (2)       113
Airport user fees                                  230           -      40       -        (40)       230
Aircraft maintenance materials and supplies        207           -      23      64       (165)       129
Depreciation of property and equipment             101           -       4       2          -        107
Amortization of intangible assets                   13           4       -       3          3         23
Obsolescence provisions                              1           -       -       3      -              4
Commissions                                         68           -       -       -          -         68
Capacity purchase fees paid to Jazz                206           -       -       -       (206)         -
Special charge for labour restructuring             28           -       -       5          -         33
Other operating expenses                           549         139      53      61       (174)       628
---------------------------------------------------------------------------------------------------------
   Total operating expenses                      2,518         161     285     219       (637)     2,546
---------------------------------------------------------------------------------------------------------
Operating income (loss)                           (124)         39      35    (19)        7          (62)
---------------------------------------------------------------------------------------------------------
Interest income                                     17           4       1      -          -         22
Interest expense                                   (71)         (3)     (2)    (4)        (8)       (88)
Interest capitalized                                10          -       (1)     -          -          9
Dilution gain - Jazz                                 -           -       -      -        220        220
Gain (loss) on sale of assets                        2           -       -      -          1          3
Other non-operating income (expense)                 2          (1)      -      -          2          3
Non-controlling interest                            (4)          -       -      -        (11)       (15)
Foreign exchange gain                               13           -       -      -          -         13
Recovery of (provision for) income taxes            29           -       -      -        (16)        13
---------------------------------------------------------------------------------------------------------
Segment results / income (loss)             $     (126)   $     39   $  33  $ (23)    $  195    $   118
=========================================================================================================

Geographic Information
================================================================================
                                                          Three Months Ended
                                          March 31                  March 31
Passenger revenues                            2007                      2006
--------------------------------------------------------------------------------
   Canada                               $      854         $        786
   US Transborder                              492                  474
   Atlantic                                    361                  339
   Pacific                                     213                  198
   Other                                       232                  224
--------------------------------------------------------------------------------
                                        $    2,152         $      2,021
================================================================================
================================================================================
                                                          Three Months Ended
                                          March 31                  March 31
Cargo revenues                                2007                      2006
--------------------------------------------------------------------------------

   Canada                               $       25         $         28
   US Transborder                                7                    8
   Atlantic                                     57                   55
   Pacific                                      40                   49
   Other                                        11                   11
--------------------------------------------------------------------------------
                                        $      140         $        151
================================================================================

Passenger and cargo revenues are based on the actual flown revenue for flights with an origin or destination in a specific country or region. Atlantic refers to flights that cross the Atlantic Ocean with origin or destinations principally in Europe. Pacific refers to flights that cross the Pacific Ocean with origin or destinations principally in Asia.

Other revenues are principally provided to customers located in Canada.


ACE AVIATION
                                                                      Consolidated Financial Statements
                                                                                         Quarter 1 2007


Segment Asset Information
========================================================================================================
                                                                                            March 31
                                                                                                2007*
                                ------------------------------------------------------------------------
                                  Air Canada
                                    Services        Jazz          ACTS          CIE           Total
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents       $    1,044      $    132      $      2     $    175      $   1,353
Short-term investments                 925             -             -          152          1,077
--------------------------------------------------------------------------------------------------------
                                $    1,969      $    132      $      2     $    327      $   2,430
========================================================================================================
Total assets                    $   11,021      $    492      $  1,013     $   (593)     $  11,933
========================================================================================================

*Effective March 14, 2007 the results and financial position of Aeroplan LP are not consolidated within ACE (Note 1).



=====================================================================================================================
                                                                                                        December 31
                                                                                                              2006
                               --------------------------------------------------------------------------------------
                                Air Canada
                                  Services       Aeroplan          Jazz           ACTS         CIE          Total
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents      $    1,312       $    167       $    135       $     -     $    240     $    1,854
Short-term investments                798            453              -             -           73          1,324
---------------------------------------------------------------------------------------------------------------------
                               $    2,110       $    620       $    135       $     -     $    313     $    3,178
=====================================================================================================================

Total assets                   $   11,388       $    824       $    483       $   989     $  (243)     $   13,441
=====================================================================================================================

Substantially all of the Corporation's property and equipment are related to operations in Canada.

The total assets of CIE is net of the inter-company eliminations between each of the segments and ACE.

Composition of Business Segments

The Corporation has four reportable segments: Air Canada Services, Aeroplan, Jazz, and ACTS. The Air Canada Services segment is comprised of the entities previously included within the Transportation Services segment with the exception that the activities of ACE and certain consolidation adjustments, are now included within CIE.

CIE includes the corporate, financing and investing activities of ACE. CIE also includes certain consolidation adjustments related to revenue recognition differences amongst the operating segments. These consolidation adjustments are related to the timing of recognition and the presentation of revenue related to Aeroplan redemptions and the timing of revenue recognition related to maintenance services provided by ACTS (completed contract for engine and component maintenance services) versus the expense recognition in Air Canada and Jazz, which is as the work is completed. CIE also records the non-controlling interest related to ACE's investment in Aeroplan and Jazz. As described in Note 2, on March 14, 2007 the Corporation ceased to consolidate Aeroplan and the equity investment income from ACE's investment in Aeroplan during Quarter 1 2007 is recorded within CIE. Future income taxes are recorded within the applicable taxable entities and are not allocated to non-taxable entities.

The Aeroplan consolidation adjustments recorded within CIE for the period when Aeroplan is consolidated relate mainly to the revenue recognition timing difference from when Aeroplan records revenues, which is at the time a Mile is redeemed for travel, to the consolidated accounting policy of revenue recognition at the time reward transportation is provided. In addition, Aeroplan records revenue from the redemption of Miles in Other revenue, whereas on the consolidated financial statements, Miles redeemed for travel on Air Canada and Jazz are recorded in Passenger revenue. This results in an elimination of certain Aeroplan Other revenue amounts within CIE to reflect the consolidated recognition of Aeroplan Miles redeemed for travel on Air Canada and Jazz within Passenger revenue. This also results in an adjustment to passenger revenue recorded within CIE. In the Aeroplan segment information, the cost to Aeroplan of purchasing rewards is recorded in other operating expenses.

Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions between each other as if they were unrelated parties.

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007



Disposal of Property

During Quarter 1 2007 Air Canada sold one of its commercial real estate properties with a carrying value of $37 for proceeds of $42. The gain on sale of $5 ($4 net of tax) has been recorded in Quarter 1 2007 in the Air Canada Services segment.

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007


--------------------------------------------------------------------------------
11. ACQUISITION OF AEROMAN
--------------------------------------------------------------------------------

On February 13, 2007, ACTS LP, through a wholly-owned subsidiary, acquired 80% of Aeromantenimiento, S.A. ("Aeroman"), the aircraft maintenance division of Grupo TACA Holdings Limited ("Grupo TACA") of El Salvador. Total consideration for this acquisition included cash as well as a right to acquire an equity stake in ACTS LP.

The cash component of US$45 consisted of cash of $50 (US$43) on closing and milestone payments of up to $2 (US$2) in the aggregate, funded by ACTS LP through ACE's available cash resources.

A Class A non-voting redeemable share in a wholly-owned subsidiary of ACTS LP ("exchangeable share") was issued to Grupo TACA. The rights attached to the exchangeable share provide for, upon the closing of a monetization transaction pertaining to ACTS LP, the exchangeable share held by Grupo TACA to be exchanged for a variable number of shares or equity interest in ACTS LP. The estimated fair value of this redemption obligation is presented as a liability. The size of the equity stake to be acquired by Grupo TACA in ACTS LP will be confirmed at the time of the monetization of ACTS LP and is expected to represent less than 7% of the total equity of ACTS LP at the time of the monetization. Prior to ACTS LP's monetization, Grupo TACA can put its right to acquire equity in ACTS LP back to ACE at a discounted value from US$40.4 and accreting up to a cap of US$50.5 over 12 months or the date of monetization, if earlier. Following ACTS LP's monetization, if Grupo TACA has exchanged its exchangeable share, Grupo TACA can put its equity in ACTS LP (or the successor from the monetization process) to ACE at US$50.5 over 12 months commencing from the date of monetization.

In connection with this acquisition, ACTS LP and its wholly-owned subsidiary also entered into a shareholders agreement with Grupo TACA. The agreement provides Grupo TACA a put option to sell the remaining 20% non-controlling interest in Aeroman to ACTS LP, exercisable at any time after February 13, 2009 for up to 50% of its interest and after February 13, 2012 for all or part of its then remaining interest. These dates are subject to a one year extension under certain circumstances. The exercise price for each option is based on a formula that is designed to be the greater of i) fair market value of the non-controlling interest at the time the option is exercised, as determined by a third party valuator; ii) US$19 up to February 13, 2013; and iii) a formula based amount linked to the fair value of ACTS LP.

As a result of the put option on 20% of the shares held by Grupo TACA, ACTS LP is considered to have acquired 100% of Aeroman and has recognized a liability for the remaining 20% non-controlling interest. Subsequent to the acquisition, consolidated earnings will include 100% of the earnings of Aeroman. In addition, the liability related to the put option is variable as its value is based on the estimated fair value of the underlying equity interest and therefore changes to fair value will be included in earnings.

This acquisition has been accounted for under the purchase method and the operations of the acquired entity are consolidated from the date of acquisition. The net assets acquired and the aggregate fair values of the consideration given are as follows:

===============================================================================
Assets
   Cash and non-cash working capital                                 $      6
   Property and equipment                                                   16
   Intangible assets                                                        63
   Goodwill                                                                 57
-------------------------------------------------------------------------------
                                                                           142
Liabilities assumed                                                          -
-------------------------------------------------------------------------------
Net assets                                                           $     142
===============================================================================

Consideration given:
   Cash on closing                                                   $      50
   Financial liabilities:
     Class A non-voting redeemable share
        of a wholly-owned subsidiary (US$50.5)                              58
     Additional cash consideration                                           2
   Transaction costs                                                         4
-------------------------------------------------------------------------------
                                                                           114
-------------------------------------------------------------------------------

   20% non-controlling interest subject to a put option                     28
-------------------------------------------------------------------------------
                                                                     $      142
===============================================================================

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007


The intangible assets acquired consist of $52 that are amortizable and $11 that are not subject to amortization. Of the total intangible assets and goodwill acquired, no amount is expected to be deductible for tax purposes since Aeroman is free from all types of taxes in accordance with the Industrial and Commercial Free Zone Law, from the Ministry of the Economy (publication of Agreement no. 284 in Official Gazette No. 144, dated August 19, 1999). The final allocation of the purchase price is dependent on certain ongoing valuations, which may result in changes in the assigned values as well as goodwill.

ACE AVIATION
                                               Consolidated Financial Statements
                                                                  Quarter 1 2007


--------------------------------------------------------------------------------
12. SUBSEQUENT EVENT
--------------------------------------------------------------------------------

Boeing Commitments

On April 23, 2007, Air Canada amended agreements with Boeing to cancel orders for two Boeing 777 aircraft scheduled for delivery in 2009. In addition, Air Canada increased its order for Boeing 787 aircraft by 23, bringing its total firm orders to 37 Boeing 787 aircraft. Following the amendment, Air Canada has options to acquire 23 Boeing 787 aircraft. The deliveries of the Boeing 787 aircraft committed to by Air Canada are scheduled to be completed by 2014.

In conjunction with the amended agreements, Air Canada received additional financing commitments from Boeing for seven of the additional Boeing 787 aircraft (21 Boeing 787 aircraft in total) on the same terms and conditions as described in Note 15 - Commitments in the 2006 consolidated financial statements. Should Air Canada not utilize any of the financing commitments on the Boeing 777 aircraft, the financing commitments for the Boeing 787 aircraft will be increased to 31 aircraft of which the terms for 28 aircraft would be revised to cover 80% of the aircraft delivery price and the term to maturity would be reduced to 12 years with straight-line principal repayments over the term to maturity.

Based on March 31, 2007 exchange rates, the impact by year on the previously disclosed committed capital expenditures are as follows:

==============================================================
Change in capital commitments
Increase (decrease)                                    CDN
--------------------------------------------------------------

Year ending December 31, 2007                  $        30
Year ending December 31, 2008                          (10)
Year ending December 31, 2009                         (317)
Year ending December 31, 2010                           78
Year ending December 31, 2011                          285
Thereafter                                           3,052
--------------------------------------------------------------
                                               $     3,118
==============================================================

Final aircraft delivery prices include estimated escalation and deferred price delivery payment interest calculated based on the 90-day USD LIBOR rate at March 31, 2007.

Boeing 777 Financing

On April 19, 2007, Air Canada received a commitment for loan guarantee support from the Export-Import Bank of the United States covering the first seven Boeing 777 aircraft to be delivered in 2007, including the two aircraft delivered in March and April 2007. The remaining five supported Boeing 777 aircraft are scheduled for delivery later in 2007. The loan guarantee, which is subject to completion of documentation and specified terms and conditions, will cover 80% of the aircraft delivery price with a 12-year loan term and at an interest rate of approximately 5.35%, based on interest rates as at March 31, 2007.

                                                                      Document 2

                        [ACE AVIATION GRAPHIC OMITTED]




                                 Quarter 1 2007
                    Management's Discussion and Analysis of
                 Results of Operations and Financial Condition







                         [AIR CANADA GRAPHIC OMITTED]







                                                                   May 10, 2007

-------------------------------------------------------------------------------
                               TABLE OF CONTENTS
-------------------------------------------------------------------------------


1.     PREFACE................................................................1

2.     CAUTION REGARDING FORWARD-LOOKING INFORMATION..........................1

3.     GLOSSARY OF TERMS......................................................2

4.     INDUSTRY SEGMENTS......................................................3

5.     RECENT SIGNIFICANT EVENTS..............................................4

6.     ACCOUNTING POLICIES AND ESTIMATES......................................6

7.     RESULTS OF OPERATIONS - QUARTER 1 2007................................10

   7.1.   AIR CANADA SERVICES................................................12

   7.2.   AEROPLAN...........................................................14

   7.3.   JAZZ...............................................................14

   7.4.   ACTS...............................................................15

   7.5.   CORPORATE ITEMS AND ELIMINATIONS ("CIE")...........................15

8.     FINANCIAL AND CAPITAL MANAGEMENT......................................16

   8.1.   ANALYSIS OF FINANCIAL POSITION.....................................16

   8.2.   SHARE INFORMATION..................................................17

   8.3.   LIQUIDITY AND WORKING CAPITAL......................................17

   8.4.   CONSOLIDATED CASH FLOWS............................................18

   8.5.   CAPITAL EXPENDITURES...............................................18

   8.6.   AIR CANADA FUEL RISK MANAGEMENT....................................19

9.     QUARTERLY FINANCIAL DATA..............................................20

10.    DERIVATIVES AND FINANCIAL INSTRUMENTS.................................21

11.    OFF-BALANCE SHEET ARRANGEMENTS........................................23

12.    CONTROLS AND PROCEDURES...............................................23

13.    PENSION PLAN CASH FUNDING OBLIGATIONS.................................23

14.    CRITICAL ACCOUNTING ESTIMATES.........................................23

15.    RISK FACTORS..........................................................23

16.    NON-GAAP FINANCIAL MEASURES...........................................24

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007


-------------------------------------------------------------------------------
1.   PREFACE
-------------------------------------------------------------------------------

ACE Aviation Holdings Inc. ("ACE"), which was incorporated on June 29, 2004, is an investment holding company of various aviation interests including Air Canada Services, Aeroplan Limited Partnership ("Aeroplan or Aeroplan LP"), Jazz Air LP ("Jazz"), ACTS LP ("ACTS") and other investments.

ACE is listed on the Toronto Stock Exchange ("TSX") where its Class A variable voting shares and Class B voting shares are traded under the symbols ACE.A and ACE.B, respectively.

Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with ACE's interim unaudited consolidated financial statements for Quarter 1 2007 and ACE's annual audited consolidated financial statements and notes and its annual MD&A for 2006. Reference to "Corporation" in this MD&A refers to, as the context may require, ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself. Except where the context otherwise requires, all monetary amounts are stated in Canadian dollars.

Forward-looking statements are included in this MD&A. See "Caution Regarding Forward-Looking Information" below for a discussion of risks, uncertainties and assumptions relating to these statements. For a detailed description of the risks affecting the business of ACE and its subsidiaries, see "Risk Factors" in ACE's 2006 annual MD&A dated February 14, 2007 ("AIF").

Unless otherwise noted, this MD&A is current as of May 10, 2007. The ACE Audit, Finance & Risk Committee reviewed this MD&A and the Quarter 1 2007 unaudited consolidated financial statements and notes and ACE's Board of Directors approved these documents prior to their release. For further information on ACE's public disclosure file, including ACE's Annual Information Form, please consult ACE's website at www.aceaviation.com, SEDAR at www.sedar.com or EDGAR at www.sec.gov/edgar.shtml.


-------------------------------------------------------------------------------
2.   CAUTION REGARDING FORWARD-LOOKING INFORMATION
-------------------------------------------------------------------------------

This MD&A includes forward-looking statements within the meaning of applicable securities laws. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements may involve, but are not limited to, comments relating to strategies, expectations, planned operations or future actions.

These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results due to a number of factors, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout this MD&A and, in particular, those identified in the "Risk Factors" section of ACE's 2006 annual MD&A dated February 14, 2007. The forward-looking statements contained in this MD&A represent the Corporation's expectations as of the date of this MD&A and are subject to change after such date. However, the Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007


-------------------------------------------------------------------------------
3.   GLOSSARY OF TERMS
-------------------------------------------------------------------------------

EBITDAR -- EBITDAR is earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent and is a non-GAAP financial measure;

EBITDA -- EBITDA is earnings before interest, taxes, depreciation, amortization and obsolescence and is a non-GAAP financial measure;

Available Seat Miles or ASMs -- A measure of passenger capacity calculated by multiplying the total number of seats available for passengers by the miles flown;

Jazz CPA -- The amended and restated capacity purchase agreement, effective January 1, 2006, between Air Canada and Jazz;

Passenger Load Factor -- A measure of passenger capacity utilization derived by expressing Revenue Passenger miles as a percentage of Available Seat Miles;

Passenger Revenue per Available Seat Mile or RASM -- Average passenger revenue per ASM;

Revenue Passenger Miles or RPMs -- A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried;

Yield -- Average passenger revenue per RPM.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



-------------------------------------------------------------------------------
4.   INDUSTRY SEGMENTS
-------------------------------------------------------------------------------
ACE's aviation interests are operated through four principal reportable segments. The following is a descriptive listing of these segments and the operating companies therein at March 31, 2007.

-------------------------------------------------------------------------------
Segment                   Operating Companies                        Ownership
-------------------------------------------------------------------------------

Air Canada Services       Air Canada (TSX: AC.A, AC.B) is               75.0%
                          Canada's largest domestic and
                          international airline and the largest
                          provider of scheduled passenger
                          services in the Canadian market, the
                          Canada - US transborder market and in
                          the international market to and from
                          Canada.

                          AC Cargo Limited Partnership ("Air
                          Canada Cargo") and Air Canada,
                          together, are Canada's largest provider
                          of air cargo services.

                          ACGHS Limited Partnership ("Air Canada
                          Ground Handling") is a passenger and
                          ground handling service provider.

                          Touram Limited Partnership ("Air Canada
                          Vacations") is a major Canadian tour
                          operator offering leisure vacation
                          packages. Air Canada has a 51%
                          ownership in Air Canada Vacations,
                          while ACE holds 49% of Air Canada
                          Vacations or 87.25% at the diluted
                          consolidated level.

-------------------------------------------------------------------------------

Aeroplan                  Aeroplan (TSX: AER.UN) is Canada's            40.1%
                          premier loyalty marketing program.
                          Aeroplan provides its commercial
                          partners with loyalty marketing
                          services designed to stimulate demand
                          for such partners' products and
                          services. ACE's ownership interest in
                          Aeroplan LP is held indirectly through
                          its holdings of Aeroplan Income Fund
                          units. See "Recent Significant Events".

-------------------------------------------------------------------------------

Jazz                      Jazz (TSX: JAZ.UN) is the largest             58.8%
                          regional airline and second largest
                          airline in Canada, after Air Canada,
                          based on fleet size and number of
                          routes operated. Jazz operates both
                          domestic and US transborder services
                          for Air Canada under a capacity
                          purchase agreement. ACE's ownership
                          interest in Jazz LP is held indirectly
                          through its holdings of Jazz Air Income
                          Fund units. See "Recent Significant
                          Events".

-------------------------------------------------------------------------------

ACTS                      ACTS is a full-service aircraft                100.0%
                          maintenance, repair and overhaul
                          organization that competes on a global
                          basis. On February 13, 2007, ACTS
                          acquired 80% of Aeromantenimiento, S.A.
                          ("Aeroman"). Consideration for the
                          acquisition included the granting of a
                          right to receive an equity interest in
                          ACTS which is expected to represent
                          less than 7% of the total equity. See
                          "Recent Significant Events".

-------------------------------------------------------------------------------

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



-------------------------------------------------------------------------------
5.   RECENT SIGNIFICANT EVENTS
-------------------------------------------------------------------------------

A number of significant events occurred in Quarter 1 2007. These events are summarized below.

Aeroplan

On January 10, 2007, ACE shareholders received 50,000,000 units of Aeroplan Income Fund representing 0.442 units per variable voting share, voting share and preferred share (on an as-converted basis) of ACE. For the purpose of the special distribution, ACE exchanged 50 million Aeroplan LP units into 50 million Aeroplan Income Fund units which were distributed to ACE's shareholders on the record date. Based on a closing price of $17.97 per unit of Aeroplan Income Fund on the TSX on January 10, 2007, the distribution was valued at approximately $899 million or $7.95 per ACE share.

On January 10, 2007, ACE exchanged 60 million Aeroplan LP units for 60 million Aeroplan Income Fund units. The exchange was made for internal reorganization purposes.

On March 14, 2007, ACE shareholders received 20,272,917 units of Aeroplan Income Fund representing 0.177 units per variable voting share, voting share and preferred share (on an as-converted basis) of ACE. For internal reorganization purposes, on March 14, 2007, ACE exchanged its remaining 40,545,835 units of Aeroplan LP into 40,545,835 units of Aeroplan Income Fund. Based on a closing price of $19.40 per unit of Aeroplan Income Fund on the TSX on March 14, 2007, the distribution was valued at approximately $393 million or $3.45 per ACE share.

As at May 10, 2007, ACE holds a 40.1% ownership interest in Aeroplan LP, indirectly through its holding of Aeroplan Income Fund units. Refer to section 6 of this MD&A for information relating to a change in ACE's accounting for its investment in Aeroplan.

Jazz

On March 14, 2007, ACE shareholders received 25,000,000 units of Jazz Air Income Fund representing 0.219 units per variable voting share, voting share and preferred share of ACE (on an as-converted basis). Based on a closing price of $8.60 per unit of Jazz Air Income Fund on the TSX on March 14, 2007, the distribution was valued at approximately $215 million or $1.88 per ACE share. On March 14, 2007, ACE exchanged 25,000,000 units of Jazz Air LP into 25,000,000 units of Jazz Air Income Fund.

On March 30, 2007, ACE exchanged its remaining 47,226,920 units of Jazz Air LP into 47,226,920 units of Jazz Air Income Fund. The exchange was made for internal reorganization purposes.

As at May 10, 2007, ACE holds a 58.8% interest in Jazz Air LP, indirectly through its holding of Jazz Air Income Fund units.

ACTS

On February 13, 2007, ACTS LP, through a wholly-owned subsidiary, acquired 80% of Aeroman, the aircraft maintenance business of Grupo TACA Holdings Limited ("Grupo TACA") of El Salvador. The cash component of $52 million (US$45) million consisted of cash of $50 million (US$43 million) on closing and milestone payments of up to $2 million (US$2 million) in the aggregate, funded by ACTS LP.

A Class A non-voting redeemable share ("exchangeable share") was issued to Grupo TACA. The rights attached to the exchangeable share provide for, upon the closing of a monetization transaction pertaining to ACTS LP, the exchangeable share held by Grupo TACA to be exchanged for a variable number of shares or equity interest in ACTS LP. The estimated fair value of this redemption obligation is presented as a liability. The size of the equity stake to be acquired by Grupo TACA in ACTS LP will be confirmed at the time of the monetization of ACTS LP and is expected to represent less than 7% of the total equity of ACTS LP at the time of the monetization. Prior to ACTS LP's monetization, Grupo TACA can put its right to acquire equity in ACTS LP back to ACE at a discounted value from US$40.4 million and accreting up to a cap of US$50.5 million over 12 months or the date of monetization, if earlier. Following ACTS LP's monetization, if Grupo TACA has exchanged its exchangeable share, Grupo TACA can put its equity in ACTS LP (or the successor from the monetization process) to ACE at US$50.5 million over 12 months commencing from the date of monetization.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007


In connection with this acquisition, ACTS LP and its wholly-owned subsidiary also entered into a shareholders agreement with Grupo TACA. The agreement provides Grupo TACA a put option to sell the remaining 20% non-controlling interest in Aeroman to ACTS LP, exercisable at any time after February 13, 2009 for up to 50% of its interest and after February 13, 2012 for all or part of its then remaining interest. These dates are subject to a one-year extension under certain circumstances.

Refer to Note 11 of ACE's interim consolidated financial statements for additional information.

After completing a strategic review, ACE has determined that the value of the ACTS LP market position and growth prospects could be enhanced by the introduction of a third party investor. The monetization process of ACTS LP, which commenced in late 2006, is expected to be completed in mid-2007.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007




-------------------------------------------------------------------------------
6.   ACCOUNTING POLICIES AND ESTIMATES
-------------------------------------------------------------------------------

ACE's interim unaudited consolidated financial statements and notes for Quarter 1 2007 have been prepared in accordance with Generally Accepted Accounting Principles in Canada ("GAAP"). The interim unaudited consolidated financial statements contain all adjustments that management believes are necessary for the fair presentation of the Corporation's financial position, results of operations and changes in cash flows. The accounting policies used in preparing the interim unaudited consolidated financial statements are consistent with those disclosed in Note 2 to ACE's 2006 annual audited consolidated financial statements, with the exception of a change in accounting for ACE's investment in Aeroplan and the adoption, on January 1, 2007, of certain accounting policies relating to financial instruments, hedges, comprehensive income and equity. These changes are summarized below and are further described in Note 1 to ACE's Quarter 1 2007 interim unaudited consolidated financial statements.

Accounting for Aeroplan

As a result of the special distribution of Aeroplan Income Fund units on March 14, 2007 and the conversion of its remaining units of Aeroplan LP into units of Aeroplan Income Fund, the Corporation's results and financial position include the consolidation of Aeroplan's operations only up to March 14, 2007. After that date, ACE's investment in Aeroplan is accounted for using the equity method. ACE's consolidated statement of operations for Quarter 1 2007 includes $3 million of equity income from the Aeroplan investment.

ACE's consolidated statement of financial position as at March 31, 2007 does not include the financial position of Aeroplan. The comparative December 31, 2006 consolidated statement of financial position included the following items:

     o Cash and cash equivalents of $167 million, short-term investments of $453 million and other current assets of $72 million;
     o    Long-lived assets of $373 million;
     o    Current liabilities of $670 million;
     o    Long-term debt of $300 million; and
     o    Aeroplan long-term deferred revenues of $801 million.

ACE's investment in Aeroplan LP of $(710) million, which was negative due to accumulated distributions to ACE in excess of income and capital invested, net of fair value adjustments recorded upon the application of fresh start reporting. Subsequent to the distribution on March 14, 2007, ACE's 40.1% proportionate interest in the accumulated deficit of Aeroplan LP was $284 million. ACE has retained this negative investment of $284 million and reflected the amount in other long term liabilities. As a result, the difference between the net investment prior to and after the distribution has been recorded as a credit to contributed surplus in the amount of $426 million.

The Aeroplan cash of $231 million that was removed from ACE's consolidated statement of financial position as a result of the deconsolidation of Aeroplan is classified as a cash outflow from investing activities.

Aeroplan Miles ObIigation
-------------------------

In 2001, Air Canada established Aeroplan Limited Partnership as a limited partnership wholly-owned by Air Canada, the Aeroplan loyalty program was previously a division of Air Canada. Under the Commercial Participation and Services Agreement (CPSA) between Air Canada and Aeroplan, Air Canada has a liability related to Aeroplan miles which were issued prior to January 1, 2002. As a result, there is a continuing obligation relating to these miles. Aeroplan assumed responsibility for all miles issued beginning January 1, 2002.

As of March 31, 2007, a liability for approximately 13 billion miles, or $137 million, remains in Air Canada, of which $57 million is included in current liabilities (total liability of 15 billion miles, or $163 million, as at December 31, 2006).

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007


ACE's audited consolidated financial statements for 2006 presented this obligation within Aeroplan deferred revenues on the consolidated statement of financial position. As a result of Aeroplan no longer being consolidated in ACE after March 14, 2007, the comparative December 31, 2006 obligation of $163 million has been presented separately in ACE's Quarter 1 2007 unaudited consolidated statement of financial position.

The Corporation has various related party transactions with Aeroplan subsequent to the change in accounting for ACE's investment in Aeroplan. These transactions, which were previously eliminated on consolidation, are now recorded at the exchange amount. Related party trade balances arise from the provision of services and the allocation of employee costs.

The related party balances with Aeroplan resulting from the application of the commercial and contractual agreements were as follows:

-------------------------------------------------------------------------------
($ million)                                                     March 31, 2007
-------------------------------------------------------------------------------

Accounts receivable                                                         34
Distribution receivable                                                      6
-------------------------------------------------------------------------------
                                                                            40
-------------------------------------------------------------------------------

The related party revenues and expenses with Aeroplan for the period March 14, 2007 to March 31, 2007 are summarized as follows:

-------------------------------------------------------------------------------
                                                                  Period ended
($ millions)                                                    March 31, 2007
-------------------------------------------------------------------------------
Revenues
Revenues from Aeroplan related to Aeroplan rewards                       38
Cost of Aeroplan Miles purchased from Aeroplan                          (22)
Property rental revenues from related parties                             1
-------------------------------------------------------------------------------
                                                                         17
-------------------------------------------------------------------------------
Expenses
Call centre management and marketing fees for services from Aeroplan      1
Recovery of wages, salary and benefit expense for employees
assigned to Aeroplan                                                     (4)
-------------------------------------------------------------------------------
                                                                         (3)
-------------------------------------------------------------------------------

Financial Instruments

On January 1, 2007, Air Canada adopted CICA accounting handbook section 3855, Financial Instruments - Recognition and Measurement, section 3861, Financial Instruments and Presentation, section 3865, Hedges, section 1530, Comprehensive Income and section 3251, Equity, and Emerging Issues Committee Abstract 164, Convertible and Other Debt Instruments with Embedded derivatives ("EIC-164").
Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The purpose of the section is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows.

The adopted sections establish standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under these standards, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.

With the exception of investment securities classified as available-for-sale and derivatives designated as cash flow hedges, changes in the fair values over the reporting period are reported in net income. The changes in fair values of investment securities classified as available-for-sale and derivatives designated as cash flow hedges are reported in other comprehensive income.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



For the derivatives designed under hedge accounting as cash flow hedges, the standards require the effectiveness of the hedging relationships for the reporting period to be quantified. The effective portion of the change in fair value is recognized in other comprehensive income while the ineffective portion is reported in non-operating income. Upon maturity of the fuel derivatives, the effective gains and losses previously recognized in accumulated other comprehensive income ("AOCI") are recorded in fuel expense.


Impact of Changes in Accounting Policies
----------------------------------------

In accordance with the transitional provisions of the standards, prior periods have not been restated for the adoption of these new accounting standards.

Upon adoption, the Corporation recorded the following transition adjustments to its consolidated statement of financial position.

-------------------------------------------------------------------------------
Increase (decrease)                                            ($ millions)
-------------------------------------------------------------------------------

Deposits and other assets                                           23
Future income taxes ($6 million, net of a
  valuation allowance of $6 million)                                 1
Deferred charges                                                   (29)
Accounts payable and accrued liabilities                            19
Long-term debt and capital leases                                  (30)
Non-controlling interest                                             2
Retained earnings, net of nil tax                                   10
Accumulated other comprehensive income (loss),
  net of tax of $4 million                                          (7)
-------------------------------------------------------------------------------

Refer to Note 1 to ACE's interim unaudited Quarter 1 2007 consolidated financial statements for additional information.


Accounting for Uncertainty in Income Taxes (FIN 48)

For US GAAP reporting, new standards from the Financial Accounting Standards Board (FASB) are effective on January 1, 2007 for the Corporation. FIN 48, Accounting for Uncertainty in Income Taxes, is an interpretation of FASB statement 109, Accounting for Income Taxes, that clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The implementation of this standard will be in the Corporation's Quarter 2 2007 reconciliation of Canadian GAAP to US GAAP.

Convertible and Other Debt Instruments with Embedded Derivatives

EIC-164 provides guidance on whether an issuer of certain types of convertible debt instruments should classify the instruments as liabilities or equity, whether the instruments contain any embedded derivatives, and how the instruments should be accounted for and presented. The guidance also addresses earnings per share implications. The Corporation has adopted this guidance in Quarter 1 2007 to financial instruments accounted for in accordance with section 3855. There is no financial statement impact as a result of the adoption.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



Future Accounting Changes

Capital Disclosures and Financial Instruments - Presentation and Disclosure
---------------------------------------------------------------------------

The CICA issued three new accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments - Disclosures, and section 3863, Financial Instruments - Presentation. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Corporation will adopt them on January 1, 2008. The Corporation is in the process of evaluating the consequences of the new standards which may have a material impact on the Corporation's financial statements.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Employee Future Benefits
------------------------

The Accounting Standards Board ("AcSB") has issued an exposure draft to amend section 3461, Employee Future Benefits. The exposure draft addresses, in a limited manner, recognition, measurement, presentation and disclosure requirements of accounting for employee future benefits. Specifically, in its current draft from, it will require:

     o recognition of the funded status (the difference between the plan assets and obligations) of an entity's post-retirement defined benefit plans on the statement of financial position;
     o recognition of the changes in the funded status in comprehensive income in the year in which the changes occur;
     o recognition of corresponding adjustments from accumulated other comprehensive income to components of benefit cost in net income to maintain the same reported net income as under current section 3461; and
     o measurement of plan assets and the accrued benefit obligation at the statement of financial position date, instead of allowing a date that is up to three months before the end of an entity's fiscal year.

The AcSB expects to issue its final amendments to section 3461 in the second half of 2007. The recognition and related disclosure provisions will be effective for fiscal years ending on or after December 31, 2007 for publicly accountable enterprises. The measurement date provisions will be effective for fiscal years ending on or after December 31, 2008.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



-------------------------------------------------------------------------------
7.   RESULTS OF OPERATIONS - QUARTER 1 2007
-------------------------------------------------------------------------------

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the three months ended March 31, 2007.


-------------------------------------------------------------------------------------------------------------------------------
Unaudited                                                                       Quarter 1 2007
                                                        Air Canada
($ millions)                                             Services     Aeroplan(1)    Jazz    ACTS         CIE       ACE Total
------------------------------------------------------------------------------------------------------------------------------
Operating revenue
Passenger revenue                                         $ 2,137             $ -     $ -     $ -       $  15         $ 2,152
Cargo revenue                                                 140               -       -       -           -             140
Other revenue                                                 209             198       2      57       (133)             333
------------------------------------------------------------------------------------------------------------------------------
External revenue                                            2,486             198       2      57       (118)           2,625
Inter-segment revenue                                          48               3     362     196       (609)               -
------------------------------------------------------------------------------------------------------------------------------
                                                            2,534             201     364     253       (727)           2,625
------------------------------------------------------------------------------------------------------------------------------

Operating expenses
Wages, salary and benefits                                    499              17      83      86          13             698
Aircraft fuel                                                 585               -      71       -        (71)             585
Aircraft rent                                                  73               -      35       -         (4)             104
Airport user fees                                             243               -      47       -        (47)             243
Aircraft maintenance, materials, and supplies                 224               -      30      79       (197)             136
Communications and information technology                      71               7       1       4         (7)              76
Food, beverages and supplies                                   80               -       4       -         (1)              83
Depreciation, amortization, and obsolescence                  128               3       5       9           1             146
Commissions                                                    59               -       -       -           -              59
Capacity purchase fees paid to Jazz                           230               -       -       -       (230)               -
Special charge for labour restructuring                         -               -       -       9           -               9
Other operating expenses                                      420             134      52      63       (154)             515
------------------------------------------------------------------------------------------------------------------------------
                                                            2,612             161     328     250       (697)           2,654
------------------------------------------------------------------------------------------------------------------------------

Operating income (loss)                                      (78)              40      36       3        (30)            (29)

Non-operating income (expense)
Interest income                                                26               3       1       -           3              33
Interest expense                                             (91)             (3)     (2)     (5)        (22)           (123)
Interest capitalized                                           36               -       -       -           -              36
Aeroplan equity investment income                               -               -       -       -           3               3
Gain on sale of assets                                          7               -       -       -           -               7
Gain on financial instruments                                  34               -       -       -           -              34
Other non-operating income (expense)                          (4)             (1)       -       -           5               -
------------------------------------------------------------------------------------------------------------------------------
                                                                8             (1)     (1)     (5)        (11)            (10)
------------------------------------------------------------------------------------------------------------------------------

Income (loss) before non-controlling                         (70)              39      35     (2)        (41)            (39)

Non-controlling interest                                      (2)               -       -       -        (21)            (23)
Foreign exchange gain                                          33               -       -       -           -              33
Recovery of (provision for) income taxes                        5               -       -       -        (48)            (43)
------------------------------------------------------------------------------------------------------------------------------
Income (loss) for the period                               $ (34)            $ 39    $ 35   $ (2)     $ (110)          $ (72)
==============================================================================================================================

EBITDAR/EBITDA(2)                                             123              43      76      12        (33)             221
EBITDAR/EBITDA(2) excluding special charges                   123              43      76      21        (33)             230
------------------------------------------------------------------------------------------------------------------------------

1. The information reflects Aeroplan results from January 1 to March 13, 2007. Commencing March 14, 2007, ACE is accounting for its investment in Aeroplan under the equity method and, for the period March 14 to March 31, 2007, has recorded equity income from the Aeroplan investment in non-operating income under "Aeroplan equity investment income" within the CIE segment.

2. Refer to section 16 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss) and EBITDAR/EBITDA excluding special charges to operating income (loss).

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the three months ended March 31, 2006.


---------------------------------------------------------------------------------------------------------------------
Unaudited                                                                Quarter 1 2006
                                                 Air Canada
($ millions)                                      Services    Aeroplan     Jazz      ACTS         CIE       ACE Total
---------------------------------------------------------------------- -------- --------- ----------- ---------------

Operating revenue
Passenger revenue                                  $ 2,002         $ -      $ -       $ -        $ 19         $ 2,021
Cargo revenue                                          151           -        -         -           -             151
Other revenue                                          195         197        2        46       (128)             312
---------------------------------------------------------------------------------------------------------------------
External revenue                                     2,348         197        2        46       (109)           2,484
Inter-segment revenue                                   46           3      318       154       (521)               -
---------------------------------------------------------------------------------------------------------------------
                                                     2,394         200      320       200       (630)           2,484
---------------------------------------------------------------------------------------------------------------------

Operating expenses
Wages, salary and benefits                             463          18       74        81           6             642
Aircraft fuel                                          569           -       59         -        (59)             569
Aircraft rent                                           83           -       32         -         (2)             113
Airport user fees                                      230           -       40         -        (40)             230
Aircraft maintenance, materials, and supplies          207           -       23        64       (165)             129
Communications and information technology               74           6        2         3         (7)              78
Food, beverages and supplies                            76           -        3         -           1              80
Depreciation, amortization, and obsolescence           115           4        4         8           3             134
Commissions                                             68           -        -         -           -              68
Capacity purchase fees paid to Jazz                    206           -        -         -       (206)               -
Special charge for labour restructuring                 28           -        -         5           -              33
Other operating expenses                               399         133       48        58       (168)             470
---------------------------------------------------------------------------------------------------------------------
                                                     2,518         161      285       219       (637)           2,546
---------------------------------------------------------------------------------------------------------------------

Operating income (loss)                              (124)          39       35      (19)           7            (62)

Non-operating income (expense)
Interest income                                         17           4        1         -           -              22
Interest expense                                      (71)         (3)      (2)       (4)         (8)            (88)
Interest capitalized                                    10           -      (1)         -           -               9
Dilution gain - Jazz                                     -           -        -         -         220             220
Gain on sale of assets                                   2           -        -         -           1               3
Other non-operating income (expense)                     2         (1)        -         -           2               3
---------------------------------------------------------------------------------------------------------------------
                                                      (40)           -      (2)       (4)         215             169
---------------------------------------------------------------------------------------------------------------------

Income (loss) before non-controlling                 (164)          39       33      (23)         222             107

Non-controlling interest                               (4)           -        -         -        (11)            (15)
Foreign exchange gain                                   13           -        -         -           -              13
Recovery of (provision for) income taxes                29           -        -         -        (16)              13
---------------------------------------------------------------------------------------------------------------------
Income (loss) for the period                       $ (126)        $ 39     $ 33    $ (23)       $ 195           $ 118
=====================================================================================================================

EBITDAR/EBITDA(1)                                       74          43       71      (11)           8             185
EBITDAR/EBITDA(1) excluding special charges            102          43       71       (6)           8             218
---------------------------------------------------------------------------------------------------------------------

1. Refer to section 16 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss) and EBITDAR/EBITDA excluding special charges to operating income (loss).

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



ACE recorded an operating loss of $29 million in Quarter 1 2007 compared to an operating loss of $62 million in Quarter 1 2006. 2007 results were affected by the change in accounting for ACE's investment in Aeroplan effective March 14, 2007 which had the effect of reducing ACE's consolidated operating income by $8 million and EBITDA by $7 million.

During Quarter 1 2007, a special charge for labour restructuring of $9 million was recorded in the ACTS segment related to a workforce reduction resulting from the termination of a third party heavy maintenance contract. This workforce reduction program is expected to be completed by the end of 2007. During Quarter 1 2006, a special charge of $33 million ($28 million in the Air Canada Services segment and $5 million in the ACTS segment) was recorded relating to a non-unionized workforce reduction plan. During Quarter 4 2006, the estimated cost of this program was revised and, as a result, the Air Canada Services segment recorded a reduction of $8 million to the special charge for labour restructuring. Excluding these special charges, operating results improved $9 million from 2006.

Non-operating expense amounted to $10 million in Quarter 1 2007 compared to non-operating income of $169 million in Quarter 1 2006. In Quarter 1 2007, net interest expense decreased $3 million from the same period in 2006. An increase in interest expense, largely driven by the financing of additional aircraft, was more than offset by interest capitalized relating to the acquisition of Boeing aircraft and growth in interest income due to higher cash balances and higher average interest rates. Included in non-operating income was a gain of $34 million relating to fair value adjustments on certain derivative financial instruments entered into by Air Canada to manage its exposure to changes in fuel prices. Commencing on March 14, 2007, ACE is accounting for its investments in Aeroplan under the equity method and has recorded $3 million in non-operating income during Quarter 1 2007. Quarter 1 2006 included a dilution gain of $220 million ($210 million after tax) related to the Jazz IPO.

Gains from the revaluation of foreign currency monetary items amounted to $33 million in Quarter 1 2007, attributable to a stronger Canadian dollar at March 31, 2007 compared to December 31, 2006. This compared to foreign exchange gains on foreign currency monetary items of $13 million in Quarter 1 2006.

Provisions for income taxes of $43 million were recorded in Quarter 1 2007, mainly related to non-recurring items including the special distributions of Aeroplan and Jazz units. The Corporation is in the process of finalizing certain tax elections. A future tax expense of $17 million was recorded during Quarter 1 2007 as a result of a change to previously estimated elected amounts.

The net loss in Quarter 1 2007 amounted to $72 million or $0.70 per diluted share compared to net income of $118 million or $1.12 per diluted share in Quarter 1 2006. Quarter 1 2006 included a dilution gain of $220 million ($210 million after tax) related to the Jazz IPO.

7.1.     Air Canada Services

The Air Canada Services segment reported an operating loss of $78 million in Quarter 1 2007, an improvement of $46 million from the operating loss of $124 million recorded in Quarter 1 2006. EBITDAR increased $49 million over Quarter 1 2006. In Quarter 1 2006, the Air Canada Services segment recorded special charges for labour restructuring of $28 million. Excluding the special charges for labour restructuring in 2006, EBITDAR increased $21 million over Quarter 1 2006.

Passenger revenues in Quarter 1 2007 increased $135 million or 7% over Quarter 1 2006, reflecting traffic and yield improvements due to stronger market demand and increased fuel surcharges implemented in 2006. Effective January 1, 2007, certain ancillary passenger fees, such as change fees, seat selection fees and unaccompanied minor fees, which were previously included in "other" revenues, are included in "passenger" revenues. These ancillary passenger fees amounted to $11 million in Quarter 1 2007. In Quarter 1 2007, traffic grew 5% on a capacity increase of 3% over Quarter 1 2006, resulting in a passenger load factor increase of 1.5 percentage points.

In Quarter 1 2007, cargo revenues declined $11 million or 7% from Quarter 1 2006, mainly as a result of reduced freighter flying to Asia. System cargo traffic was down 11% while cargo yield per revenue ton mile improved 5% in part due to the effect of stronger foreign currencies on international revenues. Reduced freighter flying to Asia was the main reason for the revenue decline. In Quarter 1 2007, two chartered MD-11 freighters were operated as compared to three MD-11 freighters in Quarter 1 2006.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



In Quarter 1 2007, other external revenues increased $14 million or 7% over the same period in 2006, largely the result of an increase in sales of ground packages by Air Canada Vacations partly offset by the reclassification of certain ancillary passenger fees, such as change fees, seat selection fees and unaccompanied minor fees, to "passenger" revenues effective January 1, 2007.

In Quarter 1 2007, operating expenses rose $94 million or 4% over the corresponding period in 2006. Unit cost, as measured by operating expense per ASM, increased 1% over Quarter 1 2006, largely driven by wages and salaries, capacity purchase fees paid to Jazz and aircraft maintenance, materials and supplies. Excluding fuel expense and the special charge for labour restructuring of $28 million recorded in Quarter 1 2006, unit cost increased 2% over the same period in 2006.

Wages and salaries expense totaled $381 million in Quarter 1 2007, an increase of $33 million or 9% from Quarter 1 2006 largely due to higher average wages, increased overtime expenses of $6 million, which were in part weather-related, and expenses related to performance-based incentive plans in 2007. Partly offsetting these increases was a reduction of an average of 501 full-time equivalent ("FTE") employees or 2% over Quarter 1 2006. The higher average wages were largely attributable to arbitrated and negotiated average wage increases of approximately 1.5% and salary progression based on additional seniority. In addition, seniority-based and other staff reductions increased the proportion of employees in 2007 at the senior end of the wage scale versus 2006 resulting in an increase from Quarter 1 2006 to Quarter 1 2007 in the average salary per FTE.

Fuel expense increased $16 million or 3% in Quarter 1 2007, mainly due to an ASM capacity increase of 3% over Quarter 1 2006. Fuel expense on a unit cost basis was unchanged from Quarter 1 2006. The volume-related increase of $25 million was partly offset by a $3 million decrease due to a reduction in MD-11 freighter operations. Increased realized hedging losses and a slightly weaker Canadian dollar versus the US dollar added additional fuel expenses of $5 million and $3 million, respectively. Refer to section 10 of this MD&A for information on the Corporation's reporting of fuel hedging derivative instruments. These increases were partly offset by a decrease of 2% in the average base fuel price which reduced fuel expense by $14 million.

Ownership costs, comprised of aircraft rent, depreciation, amortization and obsolescence expenses, increased $3 million in Quarter 1 2007. Factors in the increase were: the addition of 15 Embraer aircraft to Air Canada's operating fleet; depreciation expense related to the aircraft interior refurbishment program; and the reclassification of certain operating leases to capital leases. Largely offsetting these increases were: the reduction to two chartered MD-11 freighters operating in Quarter 1 2007 as compared to three MD-11 freighters in Quarter 1 2006; the effect of aircraft returns and lease terminations; the transfer of CRJ-100 aircraft to Jazz in 2006, which shifts the ownership cost to the capacity purchase expense category; and a decrease in amortization expense for intangible assets.

Airport and navigation fees increased $13 million or 6% in Quarter 1 2007, mainly due to an increase of 6% in aircraft departures and increased rates for landing and general terminal fees, primarily at Toronto's Pearson International Airport.

Aircraft maintenance, materials and supplies increased $17 million or 8% over Quarter 1 2006 due to an increase in Airbus narrow-body maintenance costs, primarily as a result of the Airbus A320 aircraft which are currently in a work cycle which requires replacement of engine life limited parts. Higher maintenance expenses related to satisfying minimum return conditions on aircraft leases and provisions for future return to lessor expenses on short-term leases were also significant factors in the increase. Reduced Boeing 767 engine activity partly offset these increases. Air Canada expects increases in aircraft maintenance, materials and supplies expenses in Quarter 2 2007 primarily as a result of satisfying the conditions on a number of aircraft leases scheduled for return to lessor. Aircraft maintenance expenses for the second half of 2007 are expected to track close to 2006 levels.

Commission expense decreased $9 million or 13% in Quarter 1 2007 on combined passenger and cargo revenue growth of 6% over Quarter 1 2006. The decrease in commission expense was mainly driven by the impact of a new commission structure at Air Canada Vacations in 2007and by commercial initiatives implemented by Air Canada to lower commission costs, which more than offset the volume-related increase. Commissions, as a percent of passenger and cargo revenues, declined to 2.6% in Quarter 1 2007 from 3.2% in Quarter 1 2006.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



Other operating expense increased $22 million or 6% in Quarter 1 2007 largely due to a growth in expenses related to ground packages as a result of higher passenger volumes at Air Canada Vacations. In Quarter 1 2007, capacity purchase fees paid to Jazz, pursuant to the Jazz CPA, amounted to $230 million compared to capacity fees paid to Jazz of $206 million in Quarter 1 2006. The 12% increase was mainly driven by a growth of six covered aircraft in Jazz's operating fleet, five of them transferred from Air Canada to Jazz, resulting in a 12% increase in block hours over Quarter 1 2006. ASM capacity for flights operated by Jazz increased 13% over Quarter 1 2006.

Non-operating income amounted to $8 million in Quarter 1 2007 compared to non-operating expense of $40 million for Quarter 1 2006. In Quarter 1 2007, net interest expense decreased $15 million. A $20 million increase in interest expense, largely driven by the financing of additional aircraft, was more than offset by a higher amount of capitalized interest relating to the acquisition of the Boeing 777 and 787 aircraft and growth in interest income due to higher cash balances and higher average interest rates. In Quarter 1 2007, the Air Canada Services segment recorded gains of $7 million pertaining to the sale of one real estate property and to the sale of parked aircraft. Included in non-operating income in Quarter 1 2007 was a $34 million gain relating to fair value adjustments on certain derivative instruments entered into by Air Canada to manage its exposure to changes in fuel prices.

Gains from the revaluation of foreign currency monetary items amounted to $33 million in Quarter 1 2007, attributable to a stronger Canadian dollar at March 31, 2007 compared to December 31, 2006. This compared to gains of $13 million in Quarter 1 2006.

A segment loss of $34 million was recorded in Quarter 1 2007 compared to a segment loss of $126 million in Quarter 1 2006, a $92 million improvement.

7.2.     Aeroplan

As discussed in section 6 "Accounting Policies and Estimates" of this MD&A, ACE's results from operations include the consolidation of Aeroplan LP's operations up to March 14, 2007. After that date, Aeroplan is accounted for using the equity method. On this accounting basis, within the Aeroplan segment, ACE recorded operating income of $40 million and income for the period of $39 million. The following discussion is based on Aeroplan's Quarter 1 2007 published results.

Aeroplan recorded operating income of $48 million in Quarter 1 2007, an increase of $9 million over Quarter 1 2006. EBITDA improved $8 million over Quarter 1 2006. The improvement in operating income and EBITDA was mainly driven by a 19% growth in miles redeemed as a result of higher redemption activity.

Operating revenues in Quarter 1 2007 were up $45 million or 23%, primarily attributable to higher redemption activity and to higher cumulative average revenue recognized per Aeroplan mile, and an increase of $3 million in breakage revenues.

Total operating expenses rose by $36 million or 22% in Quarter 1 2007, largely due to an increase of $30 million in the cost of rewards, resulting from increased redemptions. Other operating expenses excluding the cost of rewards, increased $6 million over Quarter 1 2006 due to higher technology costs related to the maintenance and support of systems deployed into service in late 2006, increased compensation costs and professional, advisory and public company costs and higher advertising and promotion costs as a result of promotional activities related to launch campaigns.

Segment income of $50 million was recorded by Aeroplan in Quarter 1 2007, an improvement of $39 million over Quarter 1 2006.

7.3.     Jazz

The Jazz segment reported operating income of $36 million in Quarter 1 2007, an improvement of $1 million from the operating income of $35 million recorded in Quarter 1 2006. EBITDAR increased $5 million over Quarter 1 2006, mainly due to a 13% increase in ASM capacity.

In Quarter 1 2007, operating revenues increased $44 million or 14% over Quarter 1 2006, reflecting a growth of six covered aircraft in Jazz's operating fleet, five of them transferred from Air Canada to Jazz, resulting in a

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



12% increase in the block hours flown, as well as a 19% increase in pass-through costs charged to Air Canada under the Jazz CPA.

In Quarter 1 2007, operating expenses rose $43 million or 15% over the corresponding period in 2006. Increased pass-through costs under the Jazz CPA, which include aircraft fuel, airport and navigation fees, certain terminal handling and other expenses, represented $21 million of the total increase in operating expenses while increases in controllable costs reflected the remainder of the increase. Unit cost, as measured by operating expense per ASM, increased 4% over Quarter 1 2006. The unit cost increase is reflective of a change in fleet mix. Excluding fuel expense, unit cost in Quarter 1 2007 was unchanged from the corresponding period in 2006.

Segment income of $35 million was recorded in Quarter 1 2007 compared to segment income of $33 million in Quarter 1 2006, a $2 million improvement.

7.4.     ACTS

As a result of the acquisition of Aeroman on February 13, 2007, ACTS' results include the consolidation of Aeroman's operations after that date. The impact on ACTS' results was an additional $1 million of operating income.

Excluding special charges, ACTS recorded EBITDA of $21 million in Quarter 1 2007, an improvement of $27 million from Quarter 1 2006. Operating income amounted to $3 million in Quarter 1 2007, an improvement of $22 million from Quarter 1 2006. The Quarter 1 2007 operating results included a special charge of $9 million related to a workforce reduction announced as a result of the termination of a third party heavy maintenance contract. The Quarter 1 2006 operating results included $11 million of non-recurring special charges comprised of special labour charges of $5 million and unfavourable adjustments of $6 million which are reflected in the aircraft maintenance materials and supplies expense category. Operating income excluding these special charges amounted $12 million in Quarter 1 2007 compared to an operating loss of $8 million in Quarter 1 2006. The improvement of $20 million was the result of revenue growth and operating efficiencies.

Operating revenues of $253 million were up $53 million over Quarter 1 2006, reflecting growth across all customer segments as well as additional revenues from Aeroman's operations of $7 million. The increase in revenues, particularly the third party customer growth, reflected a shift from heavy maintenance to the more profitable engine and component maintenance activities.

In Quarter 1 2007, operating expenses increased $31 million over the same period in 2006 consistent with the increase in revenues. Through a focus on operating efficiencies and cost controls, the operations significantly reduced cost to revenue ratios from 2006 levels.

A segment loss of $2 million was recorded in Quarter 1 2007, an improvement of $21 million from the same period in 2006.

7.5.     Corporate Items and Eliminations ("CIE")

CIE includes the corporate, financing and investing activities of ACE. CIE also includes certain consolidation adjustments related to revenue recognition differences amongst the operating segments. These consolidation adjustments are related to the timing of recognition and the presentation of revenue related to Aeroplan redemptions and the timing of revenue recognition related to maintenance services provided by ACTS (completed contract for engine and component maintenance services) versus the expense recognition in Air Canada and Jazz, which is as the work is completed.

As a result of the change in the accounting for ACE's investment in Aeroplan, certain consolidation adjustments relating to Aeroplan were no longer recorded in CIE effective March 14, 2007.

As discussed in section 6 of this MD&A, effective March 14, 2007, ACE's investment in Aeroplan is accounted for using the equity method. The consolidated statement of operations for Quarter 1 2007 includes $3 million of equity income from ACE's investment in Aeroplan.

Refer to Note 10 to ACE's interim unaudited consolidated financial statements for additional information.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



-------------------------------------------------------------------------------
8.   FINANCIAL AND CAPITAL MANAGEMENT
-------------------------------------------------------------------------------
The following table summarizes the consolidated statement of financial position of ACE as at March 31, 2007 and December 31, 2006.


--------------------------------------------------------------------------------------------------
Condensed Consolidated Statement of Financial Position
($ millions)                                                  March 31, 2007    December 31, 2006
--------------------------------------------------------------------------------------------------

Assets
  Cash, cash equivalents and short-term investments                    2,430                3,178
  Other current assets                                                 1,292                1,856
--------------------------------------------------------------------------------------------------
Current assets                                                         3,722                5,034
Property and equipment                                                 6,262                5,989
Intangible assets                                                      1,267                1,643
Other assets                                                             682                  775
--------------------------------------------------------------------------------------------------
                                                                      11,933               13,441
Liabilities

Current liabilities                                                    3,232                3,948
Long-term debt and capital leases obligations                          3,543                3,759
Pension and other benefits liabilities                                 1,814                1,876
Other long-term liabilities                                            1,030                1,586
--------------------------------------------------------------------------------------------------
                                                                       9,619               11,169

Non-controlling interest                                                 671                  695

Shareholders' equity                                                   1,643                1,577
--------------------------------------------------------------------------------------------------
                                                                      11,933               13,441
--------------------------------------------------------------------------------------------------


8.1.     Analysis of Financial Position

Cash, cash equivalents and short-term investments
-------------------------------------------------

At March 31, 2007, cash, cash equivalents and short-term investments amounted to $2,430 million, a decrease of $748 million from December 31, 2006, primarily reflecting the exclusion of Aeroplan's cash, cash equivalents and short-term investments which amounted to $644 million at March 31, 2007. At March 31, 2007, ACE's cash, cash equivalents and short-term investments totaled $327 million.

Other assets and liabilities
----------------------------

At March 31, 2007, other assets and liabilities were largely impacted by the change in accounting for ACE's investment in Aeroplan and the adoption of new CICA accounting standards relating to financial instruments on January 1, 2007. Refer to section 6 of this MD&A. for additional information on the change in accounting for ACE's investment in Aeroplan and for the adoption of these new accountings standards.

As part of a tax loss utilization strategy that was planned in conjunction with the initial public offering of Air Canada and corporate restructuring, a current tax payable of $345 million was created in 2006. This tax payable arose from a transaction to transfer tax assets from Air Canada to ACE. This tax payable was recovered from Air Canada's future income tax assets during Quarter 1 2007. Refer to Note 7 to ACE's interim unaudited consolidated financial statements for additional information. As a result of the distributions of units of Aeroplan Income Fund and units of Jazz Air Income Fund, a future income tax expense of $309 million was recorded in shareholders' equity. Refer to Note 9 to ACE's interim unaudited consolidated financial statements for additional information.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



8.2.     Share Information

At March 31, 2007 and at December 31, 2006, the issued and outstanding common shares of ACE, along with common shares potentially issuable, pursuant to convertible preferred shares, convertible notes and stock options were as follows:


------------------------------------------------------------------------------------------------------------
Number of shares (000)                                             At March 31, 2007   At December 31, 2006
------------------------------------------------------------------------------------------------------------

Issued and outstanding common shares
  Class A variable voting shares                                              80,458                 79,499
  Class B voting shares                                                       22,879                 22,772
------------------------------------------------------------------------------------------------------------
Total issued and outstanding common shares                                   103,337                102,271

Common shares potentially issuable

  Convertible preferred shares                                                10,878                 10,747
  Convertible notes                                                           10,732                  7,354
  Stock options                                                                3,989                  3,598
------------------------------------------------------------------------------------------------------------
Total common shares potentially issuable                                      25,599                 21,699
------------------------------------------------------------------------------------------------------------
Total outstanding and potentially issuable common shares                     128,936                123,970
-------------------------------------------------------------------------------------------------------------


In connection with the distribution of units of Aeroplan Income Fund and Jazz Air Income Fund to the shareholders of ACE, the conversion rate of the 4.25% Convertible Senior Notes due 2035 ("Convertible Notes") to Class A variable voting shares (if the holder is not a Canadian) or Class B voting shares (if the holder is Canadian) per $1,000 principal amount of Convertible Notes was adjusted. This change in the conversion rate did not have any accounting consequences.

As a result of the January 10, 2007 distribution the conversion rate was adjusted from 22.2838 to 27.6987, effective January 27, 2007. As a result of the March 14, 2007 distributions, the conversion rate was adjusted from 27.6987 to 32.5210, effective March 31, 2007. Both adjustments were determined in accordance with the terms of indenture governing the Convertible Notes.

In accordance with the terms of the ACE stock option plan, each distribution triggered an adjustment to the weighted average exercise price and the number of options outstanding. Effective on the applicable dates of the distributions, the adjustments were applied to all unexercised ACE stock options, whether vested or not, in a consistent manner with the adjustment to the conversion rate for the convertible senior notes. In relation to the January 10, 2007 distribution, the weighted average option exercise price and number of options outstanding was amended from $26.04 and 3,570,390 options to $20.95 and 4,436,644 options. In relation to the March 14, 2007 distribution, the weighted average option exercise price and number of options outstanding was amended from $22.02 and 3,397,496 options to $18.76 and 3,989,011 options.

8.3.     Liquidity and Working Capital

The Corporation maintains considerable liquidity in cash and short-term investments along with access to additional funds under various credit facilities. At March 31, 2007, Air Canada and Jazz had unused credit facilities of $400 million and $35 million, respectively.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



8.4.     Consolidated Cash flows

Cash flows from operations decreased $81 million in Quarter 1 2007, primarily as a result of higher pension funding of $45 million and unfavourable variances in working capital items affecting cash, mainly related to the timing of fuel inventory purchases, partly offset by improved operating results on a cash basis.

Aircraft-related borrowings for Air Canada amounted to $112 million in Quarter 1 2007 and related mainly to the delivery of four Embraer aircraft in Quarter 1 2007. Scheduled and other debt and capital lease payments in Quarter 1 2007 amounted to $78 million. Reduction of non-controlling interest of $36 million in Quarter 1 2007 was related to the refinancing of five CRJ aircraft leases.

The Aeroplan cash of $231 million that was removed from ACE's consolidated statement of financial position is classified as a cash outflow from investing activities.

Cash flows used for investing included cash payments of $53 million in connection with the acquisition of Aeroman and proceeds of $42 million from the sale of an Air Canada real estate property.

Additions to capital assets, mainly related to the Air Canada Services segment, totaled $401 million in Quarter 1 2007. Included in this amount were $159 million for the purchase of one Boeing 777 aircraft, $134 million for the purchase of four Embraer aircraft and $49 million related to the aircraft interior refurbishment program and other aircraft betterments.

8.5.     Capital Expenditures

Details on ACE's planned and committed capital expenditures are provided in section 9.6 of ACE's 2006 annual MD&A dated February 14, 2007.

On April 23, 2007, Air Canada amended agreements with Boeing to increase its firm orders for Boeing 787 aircraft from 14 to 37. In addition, the parties agreed to reduce the firm orders of Boeing 777 aircraft by two scheduled for delivery in 2009. The deliveries of the 37 firm aircraft are scheduled to commence in 2010 and be completed by 2014. In addition, these amendments also provide for an additional 23 Boeing 787 option aircraft, for a total of up to 60 Boeing 787 aircraft.

In conjunction with the amended agreements with Boeing, Air Canada received additional financing commitments from Boeing for an additional seven Boeing 787 aircraft on the same terms and conditions as previously disclosed. Should Air Canada not utilize any of the previously disclosed financing commitments on the Boeing 777 aircraft, the financing commitments for the Boeing 787 aircraft will be increased to 31 of which the terms of 28 would be revised such that 80% of the aircraft delivery price would be covered and the term to maturity would be reduced to 12 years from 15 years, with straight-line principal repayments over the term to maturity.

On April 19, 2007, Air Canada received a commitment for loan guarantee support, subject to the fulfillment of certain terms and conditions, from the Export-Import Bank of the United States covering the first seven Boeing 777 aircraft, including the first two aircraft delivered in March and April 2007, respectively. The remaining five supported Boeing 777 aircraft are scheduled for delivery in 2007. The commitment for loan guarantee support covers a 12-year loan term for approximately 80% of the aircraft delivery price at an interest rate of approximately 5.35% based on interest rates as at March 31, 2007. Air Canada has also received a preliminary commitment from EXIM for the remaining Boeing 777 aircraft which are scheduled to be delivered in 2008 and 14 Boeing 787 aircraft which are scheduled to be delivered in 2010 and 2011.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



The impact of the amendments by year on committed capital expenditures and financing from the amounts disclosed in ACE's 2006 annual MD&A dated February 14, 2007 is as follows:


------------------------------------------------------------------------------------------------------------------------
Air Canada Services(1)
($ million)                                                    2007     2008      2009     2010    2011   Thereafter(2)
------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in total committed expenditures              30     (10)     (317)       78     285           3,052
Decrease (increase) in committed financing on
    on committed expenditures                                    51        -       299        -   (122)           (748)
Increase (decrease) in total committed expenditures,
    net of financing                                             81     (10)      (18)       78     163           2,304
------------------------------------------------------------------------------------------------------------------------

     1. US dollar amounts are converted using the March 31, 2007 noon day rate of $1.1529. Final aircraft delivery prices include estimated escalation and deferred price delivery payment interest calculated based on the 90-day USD LIBOR rate at December 31, 2007.

     2. As described above, the additional committed financing is for an additional seven Boeing 787 aircraft. Should Air Canada not use the financing available from Boeing and the engine manufacturer for all the Boeing 777 aircraft, the number of aircraft with committed financing will increase to a total of 31 on terms described above. As the delivery period approaches, Management expects to enter into financing commitments for the remaining firm deliveries.

There were no other material changes to capital expenditures that were outside the ordinary course of business.

8.6.     Air Canada Fuel Risk Management

In order to manage the airline's exposure to the volatility of jet fuel prices, Air Canada has hedged a portion of its 2007 anticipated jet fuel requirements using mostly swap and collar option structures.

As at March 31, 2007, Air Canada had hedged 39% of the remainder of its projected fuel requirement for 2007 and 3% of its projected fuel requirement for 2008. The remainder of 2007 is hedged at prices that can fluctuate between an average of US$82 to US$86 per barrel for jet-fuel based contracts, an average of US$73 to US$81 per barrel for its heating oil-based contracts and an average of US$58 to US$69 per barrel for its WTI crude oil-based contracts. Air Canada has hedged its projected fuel requirements for 2007 as follows: 43% for Quarter 2, 35% for Quarter 3 and 38% for Quarter 4. At May 10, 2007, Air Canada's hedging positions remained essentially unchanged from its hedging positions at March 31, 2007.

Refer to section 10 of this MD&A for information on the Corporation's reporting of fuel hedging derivative instruments.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



------------------------------------------------------------------------------
9.   QUARTERLY FINANCIAL DATA
------------------------------------------------------------------------------

The table below describes quarterly financial results for ACE for the eight most recent quarters.


---------------------------------------------------------------------------------------------------------------------------------
                                                                 Q2       Q3      Q4      Q1       Q2      Q3       Q4        Q1
($ millions, except per share amounts)                         2005     2005    2005    2006     2006    2006     2006   2007(2)
---------------------------------------------------------------------------------------------------------------------------------

Operating revenues                                            2,458    2,833   2,362   2,484    2,682   2,947    2,544     2,625
Special charge for Aeroplan miles(1)                              -        -       -       -        -   (102)        -         -
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues                                            2,458    2,833   2,362   2,484    2,682   2,845    2,544     2,625

Operating expenses                                          (2,280)  (2,512) (2,396) (2,546)  (2,501) (2,642)  (2,471)   (2,654)
---------------------------------------------------------------------------------------------------------------------------------

Operating income (loss)(3)                                      178      321    (34)    (62)      181     203       73      (29)

Total non-operating income (expense), non-controlling
interest, foreign exchange gain (loss) and income tax (4)       (9)     (50)    (68)     180       55   (100)    (122)      (43)

---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                               169      271   (102)     118      236     103     (49)      (72)
=================================================================================================================================

Earnings (loss)
   Per share - basic                                           1.68     2.67  (1.01)    1.15     2.32    1.01   (0.48)    (0.70)
   Per share - diluted                                         1.50     2.33  (1.01)    1.12     2.05    0.95   (0.48)    (0.70)

---------------------------------------------------------------------------------------------------------------------------------

1. Quarter 3 2006 includes a special charge of $102 million in connection with Air Canada's obligations for the redemption of pre-2002 Aeroplan miles.

2.   ACE ceased consolidating Aeroplan's results effective March 14, 2007.

3. Quarter 1 2006 includes a special charge for labour restructuring of $33 million. Quarter 4 2006 includes a $8 million reduction to the special charge for labour due to the favourable impact of attrition and other factors which reduced the cost of achieving the target to $25 million. Quarter 1 2007 includes a special charge for labour restructuring of $9 million.

4. Quarter 2 2005 includes a dilution gain of $190 million and a tax provision of $28 million as a result of ACE's IPO of Aeroplan Income Fund. Quarter 1 2006 includes a dilution gain of $220 million and a tax provision of $10 million as a result of ACE's IPO of Jazz Air Income Fund. Quarter 2 2006 includes a gain of $100 million and a tax provision of $17 million relating to the sale of 3.25 million shares of its holdings in US Airways. Quarter 3 2006 includes a gain of $52 million and a tax provision of $9 million relating to the sale of 1.25 million shares of its holdings in US Airways. Quarter 4 2006 includes a dilution gain of $25 million and a tax expense of $4 million related to the Air Canada initial public offering.

Seasonality

The Air Canada Services and Jazz segments have historically experienced greater demand for their services in the second and third quarters of the calendar year as a result of the high number of leisure travelers and their preference for travel during the spring and summer months. Both segments have substantially fixed costs that do not fluctuate proportionately with passenger demand and load factors. The Aeroplan segment has experienced higher reward redemption activity by its members in the first and second quarters. The ACTS segment has experienced lower activity in the third quarter of the calendar year as the high demand for travel during the summer months results in airlines scheduling their services outside of that peak travel period.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



-------------------------------------------------------------------------------
10.  DERIVATIVES AND FINANCIAL INSTRUMENTS
-------------------------------------------------------------------------------

The Corporation manages its exposure to changes in interest rates, foreign exchange rates and jet fuel prices through the use of various derivative financial instruments.

Fuel Price Risk Management

To manage its exposure to jet fuel prices, Air Canada enters into derivative contracts with financial intermediaries for the purpose of managing volatility in operating cash flows. As at March 31, 2007, Air Canada had mainly collar options and swap structures in place to hedge a portion of its anticipated jet fuel requirement over the 2007 and 2008 periods. Since jet fuel is not traded on an organized futures exchange, liquidity for hedging this commodity is relatively limited in the long-term. Crude oil and heating oil are other commodities that are used by Air Canada for hedging its exposure to jet fuel price volatility. Air Canada does not purchase or hold any derivative financial instruments for trading purposes. Refer to section 8.6 of this MD&A for Air Canada's hedging position as at March 31, 2007 and as at May 10, 2007.

Air Canada elects to apply hedge accounting and designates its fuel derivatives as cash flow hedges as prescribed under CICA accounting section 3865, Hedges. Under hedge accounting, effective portions of gains or losses on fuel hedging contracts are recognized in aircraft fuel expense when the underlying jet fuel being hedged is consumed. Under Air Canada's current fuel hedging policy, effectiveness is defined as the extent to which changes in the intrinsic value of the hedging instrument offset the changes in the intrinsic value of the hedged item. Air Canada assesses whether the hedges are highly effective both at the inception of each hedge and on an on-going basis. As a result of the effectiveness assessment made at March 31, 2007, Air Canada's fuel hedge contracts were and are expected to continue to be effective in helping offset changes in cash flows.

Commencing January 1, 2007, designated hedging items are presented on the statement of financial position at fair value and all periodic changes in their fair value that are considered effective are recorded in Accumulated Other Comprehensive Income ("AOCI") until the underlying jet fuel is consumed. Upon maturity of the fuel derivatives, the effective gains and losses previously recorded in AOCI are recorded in fuel expense. The ineffective portion of the periodic change in fair value is recorded in non-operating income (expense).

Air Canada is exposed to the risk that periodic changes in fair value will not be perfectly effective. As defined by Air Canada's fuel hedging policy, ineffectiveness results when the change in the derivative's fair value does not perfectly offset the change in the intrinsic value of the anticipated jet fuel purchase. The ineffective portion relating to the change in the derivative intrinsic value is calculated by comparing it to the change in intrinsic value of a proxy perfect hedge based on Air Canada jet fuel weighted average price. As Air Canada's current policy does not take into account variables affecting fair value such as volatility and time value of money, a significant component of the change in fair value of outstanding fuel derivatives has been recorded as ineffective. Management is considering amending its fuel hedging policy on future designated hedging relationships to include fair value components to reduce the occurrence of hedge ineffectiveness.

Ineffectiveness is inherent in hedging diversified jet fuel purchases with derivative positions in crude oil and related commodities and in the differences between intrinsic values and fair values of the derivative instruments, especially given the magnitude of volatility observed in oil market prices. Air Canada is unable to predict the amount of ineffectiveness that could be recorded for each period. This may result, and has resulted, in increased volatility in the accounting results of Air Canada but has no impact on the underlying cash flows.

If the hedge ceases to qualify for hedge accounting, any period change in fair value of the fuel derivative instrument is recorded in non-operating income. For those fuel derivatives that do not qualify for hedge accounting, the period changes in fair value of the fuel derivative is recorded in non-operating income.

The net fair value of derivatives maturing during Quarter 1 2007 that were settled with counterparties was $14 million in favour of counterparties. A charge of $8 million was recorded in fuel expense representing the effective portion of the net fair value, consisting of $7 million, net of nil tax, that was recorded within AOCI as at January 1, 2007 and $1 million, net of nil tax, for the period change in fair value during Quarter 1 2007. As at January 1, 2007, a charge of $6 million was recorded in retained earnings pertaining to the ineffective portion of the derivatives settled during Quarter 1 2007.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



As at March 31, 2007, the fair value of Air Canada's outstanding fuel derivative instruments under hedge accounting was $35 million in favour of Air Canada ($18 million in favour of counterparties as at December 31, 2006). During Quarter 1, 2007, the change in fair value of outstanding derivatives under hedge accounting resulted in an unrealized gain of $39 million of which $6 million, net of tax of $3 million, was recorded in AOCI and $30 million in other non-operating expense.

As at March 31, 2007, a net loss of $12 million, net of tax of $3 million, relating to unrealized gains and losses on outstanding fuel derivative instruments is included in AOCI. The net unrealized losses are expected to be realized as the contracts mature during the remainder of 2007 and at the beginning of 2008.

The change in fair value of outstanding derivative instruments is recorded at each reporting period and, due to the accounting basis of measuring, it is expected that there will be continued variability recorded in the consolidated statements of operations and comprehensive income. This is due to small differences in correlation of crude oil related commodities and Air Canada's weighted average jet fuel cost being leveraged over large dollar volumes and to differences between changes in the derivatives' intrinsic value and fair value.

Foreign Exchange Risk Management

During Quarter 1 2007, Air Canada's currency swaps for five CRJ leases with third parties were settled at their fair value of $10 million (which was equal to carrying value) upon the expiry of the lease term.

US Airways Investment

ACE's investment in US Airways Group, Inc. ("US Airways") has been classified as available-for-sale and the period change in fair value has been treated as a charge through OCI amounting to $4 million, net of tax of $1 million, during Quarter 1 2007. As at March 31, 2007, an amount of $15 million, net of tax, relating to the unrealized gain on the investment is included in AOCI. As at May 10, 2007, the Corporation continued to hold 0.5 million shares in US Airways, representing less than 1% of the equity of US Airways.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007




-------------------------------------------------------------------------------
11.  OFF-BALANCE SHEET ARRANGEMENTS
-------------------------------------------------------------------------------

Information on ACE's off-balance sheet arrangements is provided in ACE's 2006 annual MD&A dated February 14, 2007.

With the exception of the derivative instruments discussed in section 10 of this MD&A, there have been no material changes to off-balance sheet arrangements from those disclosed in ACE's 2006 annual MD&A dated February 14, 2007.

-------------------------------------------------------------------------------
12.  CONTROLS AND PROCEDURES
-------------------------------------------------------------------------------

Disclosure Controls and Procedures

Disclosure controls and procedures within ACE are designed to provide reasonable assurance that all relevant information is identified to its Disclosure Policy Committee to ensure appropriate and timely decisions are made regarding public disclosure.

ACE's 2006 Annual Report contains a statement that the Chairman, President and Chief Executive Officer ("CEO") and the Executive Vice President and Chief Financial Officer ("CFO") have concluded that ACE's disclosure controls and procedures are effective based upon an evaluation of these controls and procedures conducted at December 31, 2006.

Changes in Internal Controls over Financial Reporting

There were no changes to ACE's internal controls over financial reporting during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting

-------------------------------------------------------------------------------
13.  PENSION PLAN CASH FUNDING OBLIGATIONS
-------------------------------------------------------------------------------

Information on Air Canada's pension plan cash funding obligations is provided in section 9.7 of ACE's 2006 annual MD&A dated February 14, 2007. For domestic registered pension plans, the information provided was based on the January 1, 2006 actuarial valuation. Air Canada expects to disclose projections based on the January 1, 2007 actuarial valuation for its cash pension plan funding obligations for the years 2007 through to 2011 in its Quarter 2 2007 MD&A. As a result of favourable investment experience and funding of past service contributions in 2006, the solvency deficit on the registered pension plans at January 1, 2007 is expected to have decreased compared to January 1, 2006 and, as a result, employer contributions determined in accordance with regulations are expected to decline by $90 million in 2007 and $120 million each year thereafter.

-------------------------------------------------------------------------------
14.  CRITICAL ACCOUNTING ESTIMATES
-------------------------------------------------------------------------------

Information on ACE's critical accounting estimates, including assumptions made for pension and other benefits plans, is provided in ACE's 2006 annual MD&A dated February 14, 2007.

There were no significant changes in critical accounting estimates from those disclosed at that time.

-------------------------------------------------------------------------------
15.  RISK FACTORS
-------------------------------------------------------------------------------

For a detailed description of the risk factors associated with ACE and/or its subsidiaries, refer to the section entitled "Risk Factors" in ACE's 2006 annual MD&A dated February 14, 2007. The Corporation is not aware of any significant changes to the Corporation's risk factors from those disclosed at that time.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



-------------------------------------------------------------------------------
16.  NON-GAAP FINANCIAL MEASURES
-------------------------------------------------------------------------------

EBITDAR/EBITDA

EBITDAR (earnings before interest, taxes, depreciation, amortization and obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent and depreciation, obsolescence and amortization, as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. For segments without aircraft rent, such as Aeroplan and ACTS, EBITDA (earnings before interest, taxes, depreciation, amortization and obsolescence) is used to view operating results before depreciation, amortization and obsolescence, as these costs can vary significantly among companies due to differences in the way companies finance their assets. EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR and EBITDA are reconciled to operating income
(loss) as follows:


---------------------------------------------------------------------------------------------------------------
($ millions)                                                     Qarter 1 2007   Quarter 1 2006        $ Change
---------------------------------------------------------------------------------------------------------------

Air Canada Services
GAAP operating loss                                                      (78)            (124)              46
Add back:
Aircraft rent                                                              73               83            (10)
Depreciation, amortization and obsolescence                               128              115              13
---------------------------------------------------------------------------------------------------------------
EBITDAR                                                                   123               74              49
Add back:
Special charge for labour restructuring                                     -               28            (28)
---------------------------------------------------------------------------------------------------------------
EBITDAR excluding special charges                                         123              102              21
---------------------------------------------------------------------------------------------------------------

Aeroplan (1)
GAAP operating income                                                      40               39               1
Add back:
Depreciation, amortization and obsolescence                                 3                4             (1)
---------------------------------------------------------------------------------------------------------------
EBITDA                                                                     43               43               -
---------------------------------------------------------------------------------------------------------------

Jazz
GAAP operating income                                                      36               35               1
Add back:
Aircraft rent                                                              35               32               3
Depreciation, amortization and obsolescence                                 5                4               1
---------------------------------------------------------------------------------------------------------------
EBITDAR                                                                    76               71               5
---------------------------------------------------------------------------------------------------------------

ACTS
GAAP operating income (loss)                                                3             (19)              22
Add back:
Depreciation, amortization and obsolescence                                 9                8               1
---------------------------------------------------------------------------------------------------------------
EBITDA                                                                     12             (11)              23
Add back:
Special charge for labour restructuring                                     9                5               4
---------------------------------------------------------------------------------------------------------------
EBITDA excluding special charges                                           21              (6)              27
---------------------------------------------------------------------------------------------------------------

1. The information reflects Aeroplan results from January 1 to March 13, 2007. ACE ceased consolidating Aeroplan's results effective March 14, 2007.

[ACE AVIATION GRAPHIC OMITTED]
                                           Management's Discussion and Analysis
                                                                 Quarter 1 2007



--------------------------------------------------------------------------------------------------------------
($ millions)                                                Quarter 1 2007     Quarter 1 2006        $ Change
--------------------------------------------------------------------------------------------------------------

Consolidated Total
GAAP operating loss                                                   (29)               (62)              33
Add back:
Aircraft rent                                                          104                113             (9)
Depreciation, amortization and obsolescence                            146                134              12
--------------------------------------------------------------------------------------------------------------
EBITDAR                                                                221                185              36
Add back:
Special charge for labour restructuring                                  9                 33            (24)
--------------------------------------------------------------------------------------------------------------
EBITDAR excluding special charges                                      230                218              12
--------------------------------------------------------------------------------------------------------------

Operating Income excluding Special Charges for Labour Restructuring

ACE uses operating income (loss) excluding the special charges for labour restructuring to assess the operating performance of its ongoing business without the effects of these special charges. These items are excluded from ACE financial results and from Air Canada Services and ACTS segment results as they could potentially distort the analysis of trends in business performance. The special charges for labour restructuring relate to the non-unionized workforce reduction plan announced in February 2006 and to the workforce reduction resulting from the termination of a third party heavy maintenance contract. The special charges are not reflective of ACE's underlying financial performance.

The following measure is not a recognized measure for financial statement presentation under Canadian GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

Operating income (loss) excluding special charges for labour restructuring is reconciled to operating income as follows:


-------------------------------------------------------------------------------------------------------------------
($ millions)                                                   Quarter 1 2007     Quarter 1 2006          $ Change
-------------------------------------------------------------------------------------------------------------------

Air Canada Services
GAAP operating loss                                                      (78)              (124)                46
Add back:
Special charge for labour restructuring                                     -                 28              (28)
-------------------------------------------------------------------------------------------------------------------
Operating loss, excluding the special charge
for labour restructuring                                                 (78)               (96)                18
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
($ millions)                                                   Quarter 1 2007     Quarter 1 2006          $ Change
-------------------------------------------------------------------------------------------------------------------

ACTS
GAAP operating income (loss)                                                3               (19)                22
Add back:
Special charge for labour restructuring                                     9                  5                 4
-------------------------------------------------------------------------------------------------------------------
Operating income (loss), excluding the special charge
for labour restructuring                                                   12               (14)                26
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
($ millions)                                                   Quarter 1 2007     Quarter 1 2006          $ Change
-------------------------------------------------------------------------------------------------------------------

ACE
GAAP operating loss                                                      (29)               (62)                33
Add back:
Special charge for labour restructuring                                     9                 33              (24)
-------------------------------------------------------------------------------------------------------------------
Operating loss, excluding the special charge
 for labour restructuring                                                (20)               (29)                 9
-------------------------------------------------------------------------------------------------------------------

                                                                      Document 3

                Form 52-109F2 - Certification of Interim Filings

I, Robert A. Milton, President and Chief Executive Officer of ACE AVIATION HOLDINGS INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE AVIATION HOLDINGS INC. (the "issuer") for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


Date: May 11, 2007

/s/ Robert A. Milton
-------------------------------------
Robert A. Milton
President and Chief Executive Officer

                                                                      Document 4

                Form 52-109F2 - Certification of Interim Filings

I, Brian Dunne, Executive Vice-President and Chief Financial Officer of ACE AVIATION HOLDINGS INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE AVIATION HOLDINGS INC. (the "issuer") for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


Date: May 11, 2007


/s/ Brian Dunne
----------------------------------------------------
Brian Dunne
Executive Vice-President and Chief Financial Officer

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ACE AVIATION HOLDINGS INC.
                                    -------------------------------------------
                                                   (Registrant)


Date:  May 11, 2007                 By:    /s/  Brian Dunne
       ---------------                  -------------------------------------
                                           Name:  Brian Dunne
                                           Title: Executive Vice-President and
                                                  Chief Financial Officer